UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: Wednesday, 29 July 2020, London U.K.

GSK delivers Q2 sales of £7.6 billion -2% AER, -3% CER (Pro-forma -10% CER*) Total EPS 45.5p >100% AER; >100% CER; Adjusted EPS 19.2p -37% AER, -38% CER

Financial and product highlights

●
Reported Group sales £7.6 billion -2% AER, -3% CER (Pro-forma -10% CER*; -8% CER excluding divestments/brands under review). Pharmaceuticals £4.1 billion -5% AER, -5% CER; Vaccines £1.1 billion -29% AER, -29% CER; Consumer Healthcare £2.4 billion +25% AER, +25% CER (Pro-forma -6% CER)

●	H1 Reported group sales £16.7 billion 8% AER, 8% CER (Pro-forma flat CER*; +1% CER excluding divestments/brands under review)
●	Sales decline in Q2 2020 reflects expected disruption from COVID-19, particularly in Vaccines as well as destocking from Q1 2020 in Pharmaceuticals and Consumer Healthcare
●	Total Respiratory sales £883 million +17% AER, +16% CER. Trelegy sales £194 million +62% AER, +58% CER. Nucala sales £241 million +24% AER, +21% CER
●
Total HIV sales £1.2 billion, -2% AER, -3% CER. Dolutegravir sales £1.1 billion, -1% AER, -2% CER, two-drug regimen sales £181 million, >100% AER, >100% CER (Dovato sales £68 million, >100% AER, >100% CER, Juluca sales £113 million, +35% AER, +33% CER)

●	Shingrix sales £323 million, -16% AER%, -19% CER
●	Total Group operating margin 37.4%. Adjusted Group operating margin 22.9%, reflecting lower sales and growth in investment in R&D
●	Total EPS 45.5p; >100% AER, >100% CER reflecting profit on disposal of Horlicks and other Consumer Healthcare brands
●	Adjusted EPS 19.2p -37% AER, -38% CER reflecting lower sales and higher non-controlling interests following creation of the Consumer Healthcare JV in 2019 and a higher tax rate
●	Q2 net cash flow from operations £2.76 billion. Free cash flow £1.95 billion
●	19p dividend declared for the quarter

Guidance
●	Guidance for 2020 Adjusted EPS maintained; outcome is dependent in particular on timing of a recovery in vaccination rates

Pipeline highlights
●	Continued strengthening of the biopharma pipeline which now contains 35 medicines and 15 vaccines; over 75% of pipeline assets are focused on immunology
●	Three approvals in Q2: Zejula in ovarian cancer, Rukobia in HIV, Duvroq in anaemia (Japan). Expect further approval decisions for assets in Oncology and Respiratory

●	HIV
	-	Cabenuva resubmitted in the US as HIV treatment; regulatory decision anticipated Q1 2021
	-	Data showing superiority of long-acting cabotegravir versus Truvada in PrEP presented at IAS
	-	FDA approval of Rukobia as first-in-class treatment for adults with few treatment options available

●	Oncology
	-	Zejula approved by FDA for first line maintenance treatment in ovarian cancer in all comers regardless of biomarker status
	-	Positive European CHMP opinion for belantamab mafodotin in multiple myeloma; FDA AdCom voted in favour (12-0) of risk-benefit profile with approval decision anticipated in August

●	Respiratory
	-	Nucala granted priority review by FDA for hypereosinophilic syndrome (HES). Decision expected H1 2021

●	Vaccines
	-	New positive Phase II data received for RSV vaccine for maternal and older adults. Data to be presented at upcoming scientific congress. Phase III study start in maternal adults planned for H2 2020
	-	Strategic collaboration announced with CureVac on mRNA technology

GSK’s response to COVID-19
●	Multiple collaborations underway to develop adjuvanted COVID-19 vaccines. Phase I studies initiated by Clover Pharmaceuticals and Medicago
●
Announced the intention to make 1 billion doses of vaccine adjuvant available in 2021. Agreement reached with UK Government to supply up to 60 million doses of candidate Sanofi-GSK vaccine. Discussions underway with US and EU

●	Phase II/III study start expected in Q3 for Vir antibody for high-risk outpatients with COVID-19. Phase IIa POC study of otilimab as potential treatment for COVID-19 started

Q2 2020 results
	Q2 2020	Growth		H1 2020	Growth
	£m	£%	CER%	£m	£%	CER%

Turnover	7,624	(2)	(3)	16,714	8	8

Total operating profit	2,850	92	90	4,864	67	66
Total earnings per share	45.5p	>100	>100	77.0p	>100	>100

Adjusted operating profit	1,749	(19)	(21)	4,424	2	2
Adjusted earnings per share	19.2p	(37)	(38)	56.9p	(6)	(6)

Net cash from operating activities	2,760	99		3,725	82
Free cash flow	1,949	>100		2,480	>100

The Total results are presented under ‘Financial performance’ on pages 12 and 28 and Adjusted results reconciliations are presented on pages 24, 25, 38 and 39. Adjusted results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 10 and £% or AER% growth, CER% growth, free cash flow and other non-IFRS measures are defined on page 67. GSK provides guidance on an Adjusted results basis only, for the reasons set out on page 11. All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Outlook, assumptions and cautionary statements’ on pages 68 and 69.

*
Reported AER and CER growth rates include three and six months’ results of former Pfizer consumer healthcare business. Pro-forma CER growth rates are calculated as if the equivalent three and six months of Pfizer consumer healthcare business results, as reported by Pfizer, were included in the comparative period of Q2 2019 and H1 2019 respectively. See ‘Pro-forma growth’ on page 11.

Emma Walmsley, Chief Executive Officer, GSK said:
“The fundamentals of GSK’s business remain strong and we are maintaining good momentum on our strategic priorities. This quarter, we presented promising data and had positive regulatory reviews for new speciality pipeline medicines to treat HIV and Oncology; and made further progress with our Consumer Healthcare integration and Future Ready programmes, both of which will prepare the company for separation.

“We continue to believe that multiple options will be needed to prevent and treat COVID-19 and are working at pace with our partners to develop potential adjuvanted vaccines and therapeutics to fight the virus. At the same time, we have made strategic investments in next-generation vaccine and antibody technologies, most recently through our new collaboration with CureVac.

“As expected, our performance this quarter was disrupted by COVID-19, particularly in our Vaccines business, as visits to healthcare professionals were limited due to lockdown measures. Overall, we are seeing good underlying demand for our major products and are confident this will be reflected in future performance when the impact of COVID measures eases.”

2020 guidance
At the time of announcing full-year 2019 results on 5 February 2020 we provided guidance with respect to expected full-year 2020 Adjusted EPS, being a decline in the range of -1% to -4% at CER.

This guidance reflected our expectations for growth in key new products, and the start of a two-year period in which we would continue to increase investment in these products and in our R&D pipeline, alongside implementation of our new programme which will prepare the Group for separation.

The guidance excluded any impact in 2020 from any further material divestments beyond those previously announced and any potential impact on our business from the Coronavirus outbreak.

The COVID-19 pandemic has impacted Group performance during the first half of 2020. As we anticipated, in Q2 2020 performance was disrupted, particularly in the Vaccines business, as visits to healthcare professionals were limited due to containment measures.

While we are maintaining our 2020 Adjusted EPS guidance, there remain notable risks to business performance over the balance of the year. In particular, the outcome is dependent on the timing of a recovery in vaccination rates, particularly in the US, which we anticipate in the third quarter. If we were to experience a delay in this recovery we could see a significant impact in 2020. In the case of, for example, a three month delay, the impact on adjusted EPS would be up to 5 percentage points.

All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Outlook, assumptions and cautionary statements’ on pages 68 and 69. If exchange rates were to hold at the closing rates on 30 June 2020 ($1.23/£1, €1.10/£1 and Yen 132/£1) for the rest of 2020, the estimated impact on 2020 Sterling turnover growth would be around flat and if exchange gains or losses were recognised at the same level as in 2019, the estimated impact on 2020 Sterling Adjusted EPS growth would also be around flat.

Results presentation
A webcast of the quarterly results presentation hosted by Emma Walmsley, GSK CEO, will be held at 2pm BST on 29 July 2020. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Information available on GSK’s website does not form part of, and is not incorporated by reference into, this Results Announcement.

Operating performance – Q2 2020

Turnover	Q2 2020

	£m	Growth £%	Growth CER%	Pro-forma growth CER%

Pharmaceuticals	4,102	(5)	(5)	(5)
Vaccines	1,133	(29)	(29)	(29)
Consumer Healthcare	2,389	25	25	(6)

	7,624	(2)	(3)	(10)

Corporate and other unallocated turnover	-

Group turnover	7,624	(2)	(3)	(10)

Group turnover was £7,624 million in the quarter, down 2% AER, 3% CER and 10% CER on a pro-forma basis.
On a pro-forma basis, Group turnover was down 10% CER, and down 8% CER excluding the impact of divestments in Vaccines and brands divested or under review in Consumer Healthcare. Sales decline reflects expected disruption from COVID-19, particularly in Vaccines as well as destocking from Q1 2020 in Pharmaceuticals and Consumer Healthcare.

Pharmaceuticals turnover in the quarter was £4,102 million, down 5% AER, 5% CER. HIV sales were down 2% AER, 3% CER, to £1,185 million, with growth in Juluca and Dovato offset by declines in Tivicay and Triumeq including destocking. Respiratory sales were up 17% AER, 16% CER, to £883 million, on growth of Trelegy and Nucala. Sales of Established Pharmaceuticals declined 17% AER, 17% CER, to £1,780 million, reflecting destocking and lower demand for antibiotics due to COVID-19.

Vaccines turnover declined 29% AER, 29% CER to £1,133 million, primarily driven by the adverse impact of the COVID-19 pandemic on DTPa-containing, Hepatitis, Shingles and Meningitis vaccines, together with the Rabipur and Encepur divestment.

Reported Consumer Healthcare sales grew 25% AER, 25% CER to £2,389 million in the quarter, largely driven by the inclusion of the Pfizer portfolio. On a pro-forma basis, sales declined 6% CER, and were flat at CER excluding brands divested/under review, including reversal of stockbuilding in Q1 2020.

Operating profit
Total operating profit was £2,850 million in Q2 2020 compared with £1,484 million in Q2 2019. The total operating margin was 37.4%. Adjusted operating profit was £1,749 million, down 19% AER, 21% CER on a turnover decrease of 3% CER. The Adjusted operating margin was 22.9%. On a pro-forma basis, Adjusted operating profit was 27% lower at CER on a turnover decrease of 10% CER. The pro-forma Adjusted operating margin was 22.9%.

The increase in Total operating profit reflected the profit on disposal of the Horlicks and other Consumer Healthcare brands and resultant sale of shares in Hindustan Unilever with increased income from asset disposals. This was partly offset by higher re-measurement charges on the contingent consideration liabilities. The decrease in pro-forma Adjusted operating profit primarily reflected reduced leverage from the reduction in sales across all three businesses, continuing price pressures particularly in Respiratory and an increase in R&D investment.

Earnings per share
Total EPS was 45.5p, compared with 19.5p in Q2 2019. The increase in EPS primarily reflected the net profit on disposal of Horlicks and other Consumer Healthcare brands as well as increased income from asset disposals, partly offset by higher re-measurement charges on the contingent consideration liabilities and lower operating performance as a result of COVID-19 impact on the Vaccines business and destocking in Pharmaceuticals and Consumer Healthcare following a strong operating performance in Q1 2020.

Adjusted EPS was 19.2p compared with 30.5p in Q2 2019, down 37% AER, 38% CER. This reduction primarily resulted from lower sales and a higher non-controlling interest allocation of Consumer Healthcare profits and a higher effective tax rate.

Cash flow
The net cash inflow from operating activities for the quarter was £2,760 million (Q2 2019: £1,389 million) and free cash flow was £1,949 million (Q2 2019: £370 million). The increase primarily reflected a significant reduction in trade receivables as a result of collections following strong sales in Q1, the beneficial timing of payments for returns and rebates and taxes, higher disposals of intangible assets partly offset by reduced operating profits, increased inventory and higher dividends to non-controlling interests.

Operating performance – H1 2020

Turnover	H1 2020

	£m	Growth £%	Growth CER%	Pro-forma growth CER%

Pharmaceuticals	8,498	-	-	-
Vaccines	2,938	(5)	(6)	(6)
Consumer Healthcare	5,251	35	36	2

	16,687	8	8	-

Corporate and other unallocated turnover	27

Group turnover	16,714	8	8	-

Group turnover was £16,714 million in the six months up 8% AER, 8% CER and flat on a pro-forma basis.
On a pro-forma basis, Group turnover was flat, and up 1% excluding the impact of divestments in Vaccines and brands divested or under review in Consumer Healthcare. Sales performance reflects disruption from COVID-19 primarily in vaccines in Q2 2020.

Pharmaceuticals turnover in the six months was £8,498 million, flat at both AER and CER. HIV sales were up 3% AER, 2% CER, to £2,392 million, with growth in Juluca and Dovato partly offset by declines in Tivicay and Triumeq. Respiratory sales were up 27% AER, 26% CER, to £1,754 million, on growth of Trelegy and Nucala. Sales of Established Pharmaceuticals declined 12% AER, 11% CER to £3,866 million, reflecting lower demand for antibiotics in the COVID-19 period.

Vaccines turnover declined 5% AER, 6% CER to £2,938 million, primarily driven by the adverse impact of the COVID-19 pandemic on Hepatitis, DTPa-containing, Meningitis and Shingles vaccines, partially offset by growth in Shingrix in Q1 2020.

Reported Consumer Healthcare sales grew 35% AER, 36% CER to £5,251 million in the six months, largely driven by the inclusion of the Pfizer portfolio. On a pro-forma basis, sales grew 2% CER, and 7% CER excluding brands divested/under review.

Operating profit
Total operating profit was £4,864 million compared with £2,912 million in H1 2019. Adjusted operating profit was £4,424 million, up 2% AER, 2% CER on a turnover increase of 8% CER. The Adjusted operating margin of 26.5% was 1.5 percentage points lower at AER, and 1.7 percentage points lower on a CER basis than in H1 2019. The pro-forma Adjusted operating margin was 26.5%.

The reduction in pro-forma Adjusted operating profit primarily reflected the adverse impact from the reduction in sales in Vaccines as a result of the COVID-19 pandemic, continuing price pressure, particularly in Respiratory, investment in R&D, and investments in promotional product support, particularly for new launches in Vaccines, HIV and Respiratory. This was partly offset by a favourable mix in Vaccines, reduced promotional and variable spending across all three business as a result of the COVID-19 lockdowns, the continuing benefit of restructuring in Pharmaceuticals and Consumer Healthcare and the tight control of ongoing costs, particularly in non-promotional spending across all three businesses.

Earnings per share
Total EPS was 77.0p, compared with 36.3p in H1 2019. The increase in EPS primarily reflected the net profit on disposal of Horlicks and other Consumer Healthcare brands as well as increased income from asset disposals, partly offset by higher re-measurement charges on the contingent consideration liabilities and a one-off benefit in H1 2019 from the increased share of after tax profits of the associate Innoviva.

Adjusted EPS was 56.9p compared with 60.6p in H1 2019, down 6% AER, 6% CER. The reduction primarily resulted from a higher non-controlling interest allocation of Consumer Healthcare profits, reduced share of after tax profits of associates resulting from a non-recurring income tax benefit in Innoviva partly offset by a reduced effective tax rate.

Cash flow
The net cash inflow from operating activities for the six months was £3,725 million (H1 2019: £2,052 million) and free cash flow was £2,480 million for the six months (H1 2019: £535 million). The increase primarily reflected a reduction in trade receivables as a result of collections following strong sales in Q1 2020, the beneficial timing of payments for returns and rebates and taxes, a lower seasonal increase of inventory, improved operating profits and higher disposals of intangible assets and milestone income.

R&D pipeline news flow highlights since Q1 2020

35 medicines in development, 15 Vaccines

COVID-19

Collaborations
●
COVID-19 vaccine development collaboration with Clover Biopharmaceuticals began clinical trials with a Phase I study using GSK’s pandemic adjuvant in combination with COVID-19 vaccine candidate SCB-2019.

●	Announced the intention to produce 1 billion doses of pandemic vaccine adjuvant in 2021 to support COVID-19 vaccine collaborations.
●	Agreement reached with UK Government to supply up to 60 million doses of candidate Sanofi-GSK vaccine. Discussions underway with US and EU
●	Announced collaboration with Medicago to develop a novel adjuvanted COVID-19 candidate vaccine. Collaboration will also explore vaccine development opportunities for other infectious diseases.

Otilimab (aGM-CSF antibody)
●
The first patient was dosed in the Phase IIa proof of concept OSCAR study of otilimab, an anti GM-CSF antibody, in patients with severe pulmonary COVID-19 related disease. Data are expected in H1 2021.

Oncology

Zejula (niraparib, PARP inhibitor)
●
The US FDA approved Zejula as the only once-daily PARP inhibitor in first-line monotherapy maintenance treatment for women with platinum-responsive advanced ovarian cancer regardless of biomarker status.

Belantamab mafodotin (GSK2857916, BCMA immunoconjugate)
●	The EMA’s Committee for Medicinal Products for Human Use issued a positive opinion for belantamab mafodotin in patients with relapsed/refractory multiple myeloma.
●	An FDA Advisory Committee meeting voted 12-0 in favour of the positive benefit/risk profile of belantamab mafodotin for patients with relapsed/refractory multiple myeloma.
●	The first patient was dosed in the pivotal second line multiple myeloma study, DREAMM-7, of belantamab mafodotin in combination with bortezomib and dexamethasone.
●	The first patient was dosed in the pivotal third line multiple myeloma study, DREAMM-3, of belantamab mafodotin monotherapy.
●
The first patient was dosed in a Phase Ib combination study evaluating belantamab mafodotin with SpringWorks investigational gamma secretase inhibitor, nirogacestat, in patients with relapsed/refractory multiple myeloma. This combination is being evaluated as a sub-study in the ongoing DREAMM-5 platform trial.

●	16 presentations, including new analyses from the pivotal DREAMM-2 study and initial results from the DREAMM-4 study, were shared at the European Hematology Association (EHA) Annual Congress.
●
DREAMM-2 and DREAMM-6 data reinforcing the potential of investigational belantamab mafodotin in patients with relapsed/refractory multiple myeloma were shared at the American Society of Clinical Oncology (ASCO). Please note the mOS from the DREAMM-2 13-month analysis has been corrected to 13.7 months following the identification of discrepancies in patient data used to calculate survival.

Bintrafusp alfa (TGF beta trap/anti-PDL1)
●	Two-year follow-up data for first-in-class bifunctional immunotherapy bintrafusp alfa targeting TGF-b/PD-L1, in second-line NSCLC, were shared at ASCO.

GSK’609 (ICOS receptor agonist)
●
Reported findings from ongoing studies into the anti-tumour potential of targeting the ICOS receptor through GSK’609 alone and in combination with immune checkpoint therapies for the treatment of head and neck squamous cell carcinoma were shared at ASCO.

IDEAYA partnership
●
A broad partnership with IDEAYA was announced in synthetic lethality, an emerging field in precision medicine oncology covering three IDEAYA synthetic lethality programmes – MAT2A, Pol Theta and Werner Helicase, which are projected to reach clinical trials within the next three years.

GSK’608 (CD96)
●	The first patient was dosed in a Phase I study of GSK’608 in monotherapy and in combination with dostarlimab for patients with advanced solid tumour cancers.

GSK’091 (TLR4 agonist)
●	GSK’091 for cancer was terminated due to portfolio prioritisation.

HIV/Infectious diseases

Cabenuva (cabotegravir + rilpivirine)
●	Cabenuva was resubmitted in the US as a treatment for HIV; regulatory decision is anticipated in Q1 2021.
●
Positive data from the CUSTOMIZE trial, the first ever implementation research study on how best to integrate an investigational once-monthly injectable HIV treatment in US healthcare practices, were presented at AIDS 2020.

Cabotegravir (long acting integrase inhibitor)
●
Final data from the HPTN 083 study presented at AIDS 2020 showed investigational long acting injectable cabotegravir administered every two months is 66% more effective than daily pills in preventing HIV-1 acquisition.

Rukobia (fostemsavir, attachment inhibitor)
●	The US FDA approved Rukobia, a first-in-class treatment for HIV in adults with few treatment options available.

Tivicay (dolutegravir)
●	The US FDA approved the first-ever dispersible tablet formulation of dolutegravir, Tivicay PD, a once-daily treatment for children living with HIV.

GSK’394 (combinectin, entry inhibitor)
●	GSK’394 for HIV was terminated due to portfolio prioritisation.

Immuno-inflammation

Benlysta (belimumab)
●	Regulatory submissions to the US FDA and EMA were made for Benlysta in lupus nephritis.

Respiratory

Nucala (mepolizumab)
●	The US FDA granted a priority review of Nucala for patients with hypereosinophilic syndrome (HES).

GSK’078 (SARM)
●	GSK’078 for COPD muscle weakness was terminated as data did not support progression in this indication.

GSK’557 (nemiralisib, PI3Kd inhibitor)
●	GSK’557 for activated phosphoinositide 3-kinase delta syndrome was terminated due to portfolio prioritisation.

Other pharmaceuticals

Duvroq (daprodustat, HIF-PHI)
●	The first regulatory approval for Duvroq was received in Japan for patients with anaemia due to chronic kidney disease.

Vaccines

Shingrix
●	The EMA’s Committee for Medicinal Products for Human Use issued a positive opinion for Shingrix immuno compromised patients.

RSV older adults vaccine
●	A Phase I/II study of RSV older adult vaccine achieved its primary endpoint and supports progression to Phase III.

RSV maternal vaccine
●	A Phase I/II study of RSV maternal vaccine achieved its primary endpoint and supports progression to Phase III.

COPD vaccine
●
Initial data of the proof-of-concept study on the COPD candidate vaccine showed it did not meet the primary endpoint. Work is ongoing to better understand the data; no progression to Phase III is planned.

Staphylococcus aureus
●	The first patient was dosed in a Phase I study seeking to develop a vaccine for the prevention of primary and recurrent soft-skin-tissue infections caused by S.aureus.

CureVac
●
A strategic mRNA technology collaboration with CureVac was announced for the research, development, manufacturing and commercialisation of up to five mRNA-based vaccines and monoclonal antibodies (mAbs) targeting infectious disease pathogens.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit
www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
	Mary Hinks-Edwards	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kristen Neese	+1 215 751 3335	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Danielle Morris	+44 (0) 20 8047 7562	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Total and Adjusted results

Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and pro-forma growth and other non-IFRS measures are defined on page 67.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Adjusted results exclude the following items from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software)
●	impairment of intangible assets (excluding computer software) and goodwill
●
Major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items

●	separation costs

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy, or following material acquisitions. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items, are set out on pages 24, 25, 38 and 39.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

Pro-forma growth
The acquisition of the Pfizer consumer healthcare business completed on 31 July 2019 and so GSK’s reported results for Q2 2020 include three months of results of the former Pfizer consumer healthcare business from 1 April 2020.

The Group has presented pro-forma growth rates at CER for turnover, Adjusted operating profit and operating profit by business taking account of this transaction. Pro-forma growth rates for the quarter are calculated comparing reported results for Q2 2020, calculated applying the exchange rates used in the comparative period, with the results for Q2 2019 adjusted to include the equivalent three months of results of the former Pfizer consumer healthcare business during Q2 2019, as consolidated (in US$) and included in Pfizer’s US GAAP results. Similarly, pro-forma growth rates at CER for the six months to 30 June 2020 are calculated comparing reported results for the six months to 30 June 2020, calculated applying the exchange rates used in the comparative period, with the results for the six months to 30 June 2019, adjusted to include the equivalent six months of results of the former Pfizer consumer healthcare business, as consolidated (in US$) and included in Pfizer’s US GAAP results.

ViiV Healthcare
ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 85% of the Total earnings and 82% of the Adjusted earnings of ViiV Healthcare for 2019.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, principally dolutegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent re-measurements are reflected within other operating income/expense and within Adjusting items in the income statement in each period. At 30 June 2020, the liability, which is discounted at 8.5%, stood at £5,436 million, on a post-tax basis.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in H1 2020 were £445 million.

Because the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 50 and 51 of the Annual Report 2019.

Financial performance – Q2 2020

Total results

The Total results for the Group are set out below.

	Q2 2020 £m	Q2 2019 £m	Growth £%	Growth CER%

Turnover	7,624	7,809	(2)	(3)

Cost of sales	(2,449)	(2,637)	(7)	(7)

Gross profit	5,175	5,172	-	(1)

Selling, general and administration	(2,709)	(2,590)	5	5
Research and development	(1,301)	(1,113)	17	15
Royalty income	75	78	(4)	(10)
Other operating income/(expense)	1,610	(63)

Operating profit	2,850	1,484	92	90

Finance income	1	21
Finance expense	(229)	(237)
Share of after tax profits/(losses) of associates and joint ventures	19	(4)

Profit before taxation	2,641	1,264	>100	>100

Taxation	(201)	(214)
Tax rate %	7.6%	16.9%

Profit after taxation	2,440	1,050	>100	>100

Profit attributable to non-controlling interests	177	86
Profit attributable to shareholders	2,263	964

	2,440	1,050	>100	>100

Earnings per share	45.5p	19.5p	>100	>100

Adjusted results The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for Q2 2020 and Q2 2019 are set out on pages 24 and 25.

	Q2 2020

	£m	% of turnover	Growth £%	Reported growth CER%	Pro-forma growth CER%

Turnover	7,624	100	(2)	(3)	(10)

Cost of sales	(2,249)	(29.5)	-	-	(8)
Selling, general and administration	(2,530)	(33.2)	4	4	(5)
Research and development	(1,171)	(15.4)	13	11	9
Royalty income	75	1.0	(4)	(10)	(10)

Adjusted operating profit	1,749	22.9	(19)	(21)	(27)

Adjusted profit before tax	1,541		(21)	(22)
Adjusted profit after tax	1,225		(26)	(27)
Adjusted profit attributable to shareholders	958		(37)	(37)

Adjusted earnings per share	19.2p		(37)	(38)

Operating profit by business	Q2 2020

	£m	% of turnover	Growth £%	Reported growth CER%	Pro-forma growth CER%

Pharmaceuticals	1,886	46.0	(9)	(10)	(10)
Pharmaceuticals R&D*	(910)		11	9	9

Total Pharmaceuticals	976	23.8	(22)	(23)	(23)
Vaccines	265	23.4	(57)	(58)	(58)
Consumer Healthcare	521	21.8	33	33	(11)

	1,762	23.1	(22)	(23)	(29)
Corporate & other unallocated costs	(13)

Adjusted operating profit	1,749	22.9	(19)	(21)	(27)

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the Chief Scientific Officer and President, R&D. It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.

Turnover

Pharmaceuticals turnover

	Q2 2020

	£m	Growth £%	Growth CER%

Respiratory	883	17	16
HIV	1,185	(2)	(3)
Immuno-inflammation	177	17	15
Oncology	77	35	33
Established Pharmaceuticals	1,780	(17)	(17)

	4,102	(5)	(5)

US	1,801	1	(1)
Europe	931	(10)	(11)
International	1,370	(8)	(7)

	4,102	(5)	(5)

Pharmaceuticals turnover in the quarter was £4,102 million, down 5% AER, 5% CER. HIV sales were down 2% AER, 3% CER, to £1,185 million, with growth in Juluca and Dovato offset by declines in Tivicay and Triumeq. Respiratory sales were up 17% AER, 16% CER, to £883 million, on growth of Trelegy and Nucala. Sales of Established Pharmaceuticals declined 17% AER, 17% CER, to £1,780 million.

In the quarter, as expected, the COVID-19 related first quarter customer stockbuilding, which predominantly impacted Europe and the US, broadly reversed with only a minor dolutegravir impact in Europe and the US remaining. The quarter also saw lower levels of new patient prescriptions in the US and Europe, reduced market demand for allergy and antibiotic products in International and pressure on net prices in the US.

In the US, sales grew 1% AER but declined 1% CER. Continued growth of Nucala, Trelegy, Benlysta and the HIV two-drug regimens was more than offset by the decline and COVID-19 destocking in Tivicay, Triumeq and Established Pharmaceuticals, including the impact of generic albuterol substitutes.

In Europe, sales declined 10% AER, 11% CER, reflecting the impact of destocking and generic competition and almost fully offsetting the additional demand experienced in the first quarter related to COVID-19.

International declined 8% AER, 7% CER, with Respiratory growth offset by lower Established Pharmaceutical sales including the impact of a weaker allergy season in Japan, lower Augmentin sales across the region and lower sales in China.

Respiratory
Total Respiratory sales were up 17% AER, 16% CER, with strong growth from Trelegy and Nucala in all regions. International Respiratory sales grew 17% AER, 17% CER, including Nucala, up 42% AER, 31% CER, and Relvar/Breo up 8% AER, 12% CER to £81 million. In Europe, Respiratory sales grew 13% AER, 13% CER despite the impact of the reversal of the customer stockbuilding in Q1 2020 related to the COVID-19 pandemic. In the US, Trelegy and Nucala growth continued while Relvar/Breo sales were down 11% AER, 12% CER, impacted by competitive pricing pressures and the impact of generic Advair on the US ICS/LABA market.

Sales of Nucala were £241 million in the quarter and grew 24% AER, 21% CER, with US sales up 28% AER, 26% CER to £150 million. Europe sales of £54 million grew 4% AER, 6% CER and International sales of £37 million grew 42% AER, 31% CER including growth of the at-home use application.

Trelegy sales were up 62% AER, 58% CER to £194 million with strong growth in all regions. In the US, sales grew 65% AER, 60% CER, reflecting continued market share growth. In Europe, sales grew 64% AER, 59% CER and in International sales grew 38% AER, 46% CER.

Relvar/Breo sales were up 2% AER, 2% CER to £242 million in the quarter. In the US, Relvar/Breo declined 11% AER, 12% CER, reflecting competitive pricing pressures and the impact of generic Advair on the US ICS/LABA market. In Europe and International, Relvar/Breo continued to grow, up 11% AER, 9% CER and 8% AER, 12% CER, respectively.

HIV
HIV sales were £1,185 million, down 2% AER, 3% CER in the quarter. The dolutegravir franchise declined 1% AER, 2% CER, delivering sales of £1,140 million. The remaining portfolio, with sales of £45 million and 4% of total HIV sales, declined 27% AER, 32% CER and reduced the overall growth of total HIV by one percentage point.

Sales of dolutegravir products were £1,140 million in the quarter. Sales were impacted by customer destocking following the customer stockbuilding in Q1 2020 due to COVID-19, mainly on Tivicay and Triumeq. Tivicay delivered sales of £373 million and declined 9% AER, 10% CER. Triumeq delivered sales of £586 million and declined 9% AER, 11% CER. The two-drug regimens, Juluca and Dovato delivered sales of £181 million in the quarter, with combined growth more than offsetting the decline of the three-drug regimen Triumeq.

In the US, dolutegravir sales grew 1% AER, but declined 2% CER and in Europe sales declined 4% AER, 5% CER impacted by customer destocking following the customer stockbuilding in Q1 2020 due to COVID-19. Following recent launches of Dovato, combined sales of the two-drug regimens were £139 million in the US and £38 million in Europe, with growth more than offsetting the decline in Triumeq. International was flat at AER, but grew 4% CER, driven by Tivicay.

Oncology
Sales of Zejula, the PARP inhibitor asset acquired from Tesaro in Q1 2019 were £77 million in the quarter, up 35% AER, 32% CER. Sales comprised £47 million in the US and £30 million in Europe.

Immuno-inflammation
Sales of Benlysta in the quarter were up 18% AER, 15% CER to £177 million, including sales of the sub-cutaneous formulation of £89 million. In the US, Benlysta grew 16% AER, 14% CER to £153 million.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the quarter were £1,780 million, down 17% AER, 17% CER.

Established Respiratory products declined 12% AER, 12% CER to £805 million. This reflected the impact of generic albuterol substitutes on Ventolin in the US, the impact of COVID-19 pandemic related destocking in Europe and allergy market contraction in Japan. In the US, sales of Advair/Seretide grew 36% AER, 34% CER to £143 million, reflecting a spike in the ICS/LABA class during April and May. In Europe and International, Seretide sales were down 12% AER, 13% CER and 7% AER, 6% CER, respectively, impacted by generic competition in Europe, COVID-19 related destocking.

The remainder of the Established Pharmaceuticals portfolio declined 20% AER, 20% CER to £975 million on lower demand for Dermatology products and Antibiotics during the COVID-19 pandemic period, the impact of government mandated changes increasing the use of generics in China, and comparison with a strong Q2 2019, which included a European Relenza contract.

Vaccines turnover

	Q2 2020

	£m	Growth £%	Growth CER%

Meningitis	167	(29)	(29)
Influenza	15	(12)	(6)
Shingles	323	(16)	(19)
Established Vaccines	628	(34)	(34)

	1,133	(29)	(29)

US	448	(42)	(45)
Europe	288	(29)	(29)
International	397	(2)	-

	1,133	(29)	(29)

Vaccines turnover declined 29% AER, 29% CER to £1,133 million, primarily driven by the adverse impact of the COVID-19 pandemic on DTPa-containing, Hepatitis, Shingles and Meningitis vaccines, together with the Rabipur and Encepur divestment.

Vaccines performance in the second quarter across all regions was affected by lower demand due to limited visits to healthcare practitioners and points of vaccination during the pandemic and government stay-at-home directives. In areas where government restrictions were lifted, wellness visits and vaccination rates have started to recover, with paediatric vaccinations returning to near pre-COVID-19 levels by the end of the quarter, while adolescent and adult immunisations improved at a slower pace.

Meningitis
Meningitis sales declined 29% AER, 29% CER to £167 million. Bexsero and Menveo sales decreased 31% AER, 30% CER to £108 million and 39% AER, 39% CER to £38 million respectively, reflecting lower demand across all regions due to de-prioritisation of vaccination during the COVID-19 pandemic. In the US, Bexsero maintained and Menveo grew market share.

Influenza
Fluarix/FluLaval sales were £15 million, down 12% AER, 6% CER.

Shingles
Shingrix sales declined 16% AER, 19% CER to £323 million, primarily driven by lower adult wellness visits and vaccination rates related to the COVID-19 pandemic stay-at-home directives in the US, partly offset by favourable return and rebate movements in the US. Total US prescriptions for Shingrix reflected partial recovery of demand by the end of the quarter. In Europe, a strong performance was recorded in Germany due to robust underlying demand in post-lockdown conditions.

Established Vaccines
Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) declined 42% AER, 43% CER. Infanrix/Pediarix sales declined 39% AER, 40% CER to £119 million, reflecting lower demand due to the COVID-19 pandemic conditions in the US, unfavourable year-on-year US CDC stockpile movements and supply constraints in Europe.

Boostrix sales were down 47% AER, 47% CER to £76 million primarily due to the negative impact of COVID-19 restrictions on vaccination rates across all regions.

Hepatitis vaccines declined 62% AER, 62% CER to £86 million, adversely impacted in the US and Europe by the COVID-19 pandemic and related travel restrictions, together with competition returning to market in the US.

Synflorix sales declined by 4% AER, 5% CER to £103 million, primarily due to lower tender volume demand in Europe.

Rotarix sales were up 10% AER, 9% CER to £128 million, reflecting favourable phasing in Emerging Markets and in International, partly offset by lower demand in the US due to COVID-19 confinement measures.

MMRV vaccines sales grew 8% AER, 8% CER to £54 million, largely driven by improved supply in Europe.

Consumer Healthcare turnover

	Q2 2020

	£m	Growth £%	Growth CER%

Oral health	639	(2)	(1)
Pain relief	529	38	38
Vitamins, minerals and supplements	404	>100	>100
Respiratory health	214	9	8
Digestive health and other	487	22	22
	2,273	37	37

Brands divested/under review	116	(55)	(54)

	2,389	25	25

US	829	75	70
Europe	602	4	4
International	958	11	15

	2,389	25	25

Pro-forma growth			(6)

On a reported basis, sales grew 25% AER, 25% CER to £2,389 million in the quarter, largely driven by the inclusion of the Pfizer portfolio. On a pro-forma basis, sales declined 6% CER and were flat at CER excluding brands divested/under review.

At a regional level, China returned to growth as the mandated retailer shutdowns were lifted, but weaker performance resulted due to the expected unwinding of accelerated purchases seen in the previous quarter, particularly in Europe and to a lesser extent in the US. Quarterly sales growth also benefited by approximately two percentage points, largely in the Digestive health and Pain relief categories, from increased retailer stocking ahead of a systems cutover in North America which is expected to reverse in the third quarter. The majority of the benefit from the accelerated purchasing related to COVID-19 seen in the first quarter has now reversed, although Vitamins, minerals and supplements continued to benefit from an increased consumer focus on health and wellness.

Oral health
Oral health sales declined 2% AER, 1% CER to £639 million. Sensodyne grew in low single-digits but continued to gain share, with growth negatively impacted by the unwind of prior quarter accelerated purchases which also affected Denture care and Gum health, and which has now largely reversed. Overall growth was also impacted by a decline in non-strategic brands.

Pain relief
Pain relief grew 38% AER, 38% CER to £529 million. On a pro-forma basis, sales declined in low single digits. Continued strong performance of Panadol, and the successful Rx to OTC switch and launch of Voltaren OTC in the US, were partly offset by a weaker performance of Voltaren in Europe. Overall performance was also impacted by the unwinding of accelerated purchases seen in the prior quarter.

Vitamins, minerals and supplements
Vitamins, minerals and supplements more than doubled at AER and CER to £404 million. On a pro-forma basis, sales grew in the high-teens per cent, with strong performances from Centrum and Emergen-C, reflecting continued strong consumer demand for the category, particularly in the US and China.

Respiratory health
Respiratory health sales grew 9% AER, 8% CER to £214 million. On a pro-forma basis, sales declined in low double-digits. Continued growth of Theraflu was offset by the unwinding of accelerated purchases seen in the previous quarter and reduced demand for seasonal nasal spray products.

Digestive health and other
Digestive health and other brands grew 22% AER, 22% CER to £487 million. On a pro-forma basis, sales declined in low single digits, reflecting continued weaker Skin health performance, the expected unwinding of accelerated purchases of Digestive health and other products, and also the impact of lower footfall, reducing impulse purchases in retail stores due to the ongoing pandemic.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 32.1%, 1.6 percentage points lower at AER and 1.5 percentage points lower in CER terms compared with Q2 2019. This reflected a reduction in the costs of Major restructuring programmes, primarily as a result of lower write downs in a number of manufacturing sites.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 29.5%, 0.8 percentage points higher at AER and 1.0 percentage points higher at CER compared with Q2 2019. On a pro-forma basis, Adjusted cost of sales as a percentage of turnover was 29.5%, 0.7 percentage points higher at CER, compared with Q2 2019. This reflected unfavourable product mix in Vaccines, primarily due to the decline of Shingrix in the US and in Consumer Healthcare and continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, partly offset by lower inventory adjustments in Vaccines and a further contribution from integration and restructuring savings in Pharmaceuticals and Consumer Healthcare.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 35.5%, 2.4 percentage points higher at AER and 2.5 percentage points higher at CER compared with Q2 2019. This included increased major restructuring costs partly offset by lower significant legal and transaction costs.

Excluding these and other Adjusting items, Adjusted SG&A costs as a percentage of turnover were 33.2%, 2.0 percentage points higher at AER than in Q2 2019 and 2.2 percentage points higher on a CER basis. On a pro-forma basis, Adjusted SG&A costs as a percentage of turnover were 33.2%, 1.9 percentage points higher at CER, compared with Q2 2019.

Adjusted SG&A costs grew 4% AER, 4% CER but declined 5% CER on a pro-forma basis, which reflected reduced promotional and variable spending across all three business as a result of the COVID-19 lockdowns as well as the continuing benefit of restructuring in Pharmaceuticals and Consumer Healthcare and the tight control of ongoing costs, partly offset by increased investment for new launches in Respiratory and HIV and an adverse comparison to income from favourable settlements in Vaccines in Q2 2019.

Research and development
Total R&D expenditure was £1,301 million (17.1% of turnover), up 17% AER, 15% CER, including an increase in impairment charges. Adjusted R&D expenditure was £1,171 million (15.4% of turnover), 13% higher at AER, 11% higher at CER than in Q2 2019. On a pro-forma basis, Adjusted R&D expenditure grew 9% CER compared with Q2 2019.

Pharmaceuticals R&D expenditure was £922 million, up 15% AER, 13% CER, reflecting a continued significant increase in Oncology investment across multiple mid and late-stage assets including the legacy Tesaro portfolio and a number of other programmes including belantamab mafodotin, ICOS and bintrafusp alfa. In addition to the Oncology investment there has also been increased spending on the progression of key assets in the Specialty and primary care portfolio such as otilimab for RA, the initiation of several COVID-19 programmes as well as on daprodustat which recently received approval in Japan. These increases in investment were partly offset by reduced spending in HIV and the ongoing benefits of the R&D portfolio re-prioritisation decisions in 2019. R&D expenditure in Vaccines and Consumer Healthcare was £175 million and £74 million, respectively.

Royalty income
Royalty income was £75 million (Q2 2019: £78 million), down 4% AER, 10% CER, primarily reflecting adverse movements in Consumer Healthcare.

Other operating income/(expense)
Net other operating income of £1,610 million (Q2 2019: £63 million expense) primarily reflected the net profit on disposal in the quarter of the Horlicks and other Consumer Healthcare brands of £2,304 million in Q2 2020, which was after reversal of £776 million of embedded derivative gains on the value of the shares taken in prior years and Q1 2020. This was partly offset by the related loss on sale of the shares in Hindustan Unilever in Q2 2020 of £476 million. Other operating income also included an increase in profit and milestone income from a number of asset disposals.

The gains were partly offset by accounting charges of £368 million (Q2 2019: £188 million) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement charge of £343 million (Q2 2019: £226 million) for the contingent consideration liability due to Shionogi, primarily arising from changes in sales forecasts and exchange rate assumptions as well as the unwind of the discounting.

Operating profit
Total operating profit was £2,850 million in Q2 2020 compared with £1,484 million in Q2 2019. This reflected the profit on disposal of the Horlicks and other Consumer Healthcare brands and resultant sale of shares in Hindustan Unilever as well as increased income from asset disposals. This was partly offset by higher re-measurement charges on the contingent consideration liabilities.

Excluding these and other Adjusting items, Adjusted operating profit was £1,749 million, 19% lower than Q2 2019 at AER and 21% lower at CER on a turnover decrease of 3% CER. The Adjusted operating margin of 22.9% was 4.9 percentage points lower at AER, and 5.1 percentage points lower on a CER basis than in Q2 2019. On a pro-forma basis, Adjusted operating profit was 27% lower at CER on a turnover decrease of 10% CER. The Adjusted pro-forma operating margin of 22.9% was 5.3 percentage points lower on a CER basis than in Q2 2019.

The reduction in pro-forma Adjusted operating profit primarily reflected the adverse impact from reduction in sales across all three businesses as a result of the COVID-19 pandemic, including a reduction in customer demand primarily in Vaccines and destocking in the quarter in Pharmaceuticals and Consumer Healthcare and increased investment in R&D including a significant increase in Oncology investments and initiation of several COVID-19 programmes. In addition, there was adverse mix in Vaccines and Consumer Healthcare, continuing price pressure, particularly in Respiratory and increased investment for new launches in Respiratory and HIV. This was partly offset by reduced promotional and variable spending overall across all three businesses as a result of the COVID-19 lockdowns and the continued benefit of restructuring and tight control of ongoing costs across all three businesses.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in Q2 2020 amounted to £240 million (Q2 2019: £226 million). This included cash payments made to Shionogi of £232 million (Q2 2019: £220 million).

Operating profit by business
Pharmaceuticals operating profit was £976 million, down 22% AER, 23% CER on a turnover decrease of 5% CER. The operating margin of 23.8% was 5.4 percentage points lower at AER than in Q2 2019 and 5.4 percentage points lower on a CER basis. This primarily reflected the negative operating leverage from the COVID-19 related sales decline, a significant increase in Oncology R&D and initiation of several COVID-19 programmes, increase in cost of sales percentage due to the continued impact of lower prices, particularly in Respiratory, and investment in new product support and targeted priority markets. This was partly offset by reduced promotional and variable spending as a result of the COVID-19 lockdowns and tight control of ongoing costs.

Vaccines operating profit was £265 million, down 57% AER, 58% CER on a turnover decrease of 29% CER. The operating margin of 23.4% was 15.2 percentage points lower at AER than in Q2 2019 and 15.7 percentage points lower on a CER basis. This was primarily driven by the negative operating leverage from the significant COVID-19-related sales decline, as well as adverse mix and an adverse comparison to income from one-off settlements in Q2 2019, partly offset by lower inventory adjustments.

Consumer Healthcare operating profit was £521 million, up 33% AER, 33% CER on a turnover increase of 25% CER. On a pro-forma basis, operating profit was £521 million, 11% CER lower on a turnover decrease of 6% CER. The operating margin of 21.8% was 1.4 percentage points higher at AER and 1.3 percentage points higher on a CER basis than in Q2 2019. The pro-forma operating margin of 21.8% was 1.2 percentage points lower on a CER basis. This was primarily driven by reduced leverage from a decline in sales growth in the quarter due to COVID-19 customer destocking and lower customer footfall. This decline was partly offset by synergy benefits from the Pfizer integration and targeted areas of lower promotional investment.

Net finance costs
Total net finance costs were £228 million compared with £216 million in Q2 2019. Adjusted net finance costs were £227 million compared with £220 million in Q2 2019. The increase primarily reflected reduced swap interest income on foreign currency hedges and lower interest income on reduced overseas cash following the divestment of Horlicks and other Consumer Healthcare nutrition products in India and a number of other countries. The increase was partly offset by favourable refinancing of term debt.

Share of after tax profits of associates and joint ventures
The share of after tax profits of associates and joint ventures was £19 million (Q2 2019: £4 million losses).

Taxation
The charge of £201 million represented an effective tax rate on Total results of 7.6% (Q2 2019: 16.9%) and reflected the different tax effects of the various Adjusting items, including the disposal of Horlicks and other Consumer Healthcare brands to Unilever and the subsequent disposal of shares received in Hindustan Unilever. Tax on Adjusted profit amounted to £316 million and represented an effective Adjusted tax rate of 20.5% (Q2 2019: 15.4%), reflecting delays in settlement of open periods and an updated forecast profit mix for the year.

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2019. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £177 million (Q2 2019: £86 million). The increase was primarily due to the allocation of Consumer Healthcare profits of £137 million (Q2 2019: £nil) following the completion of the new Consumer Healthcare Joint Venture with Pfizer on 31 July 2019, partly offset by reduced allocation of ViiV Healthcare profits of £24 million (Q2 2019: £75 million), including increased charges for re-measurement of contingent consideration liabilities.

The allocation of Adjusted earnings to non-controlling interests amounted to £267 million (Q2 2019: £138 million). The increase in allocation primarily reflected an increased allocation of Consumer Healthcare profits of £138 million (Q2 2019: £nil) following the completion of the new Consumer Healthcare Joint Venture with Pfizer on 31 July 2019 partly offset by a reduced allocation of ViiV Healthcare profits of £113 million (Q2 2019: £127 million).

Earnings per share
Total EPS was 45.5p, compared with 19.5p in Q2 2019. The increase in EPS primarily reflected the net profit on disposal of Horlicks and other Consumer Healthcare brands as well as increased income from asset disposals, partly offset by higher re-measurement charges on the contingent consideration liabilities and lower operating performance as a result of the COVID-19 impact on the Vaccines business and destocking in Pharmaceuticals and Consumer Healthcare following a strong operating performance in Q1 2020.

Adjusted EPS was 19.2p compared with 30.5p in Q2 2019, down 37% AER, 38% CER, on a 21% CER decrease in Adjusted operating profit. This reduction primarily resulted from a higher effective tax rate and a higher non-controlling interest allocation of Consumer Healthcare profits.

Currency impact on Q2 2020 results
The results for Q2 2020 are based on average exchange rates, principally £1/$1.25, £1/€1.13 and £1/Yen 134. Comparative exchange rates are given on page 59. The period-end exchange rates were £1/$1.23, £1/€1.10 and £1/Yen 132.

In the quarter, turnover decreased 2% AER, 3% CER. Total EPS was 45.5p compared with 19.5p in Q2 2019. Adjusted EPS was 19.2p compared with 30.5p in Q2 2019, down 37% AER, 38% CER. The marginally positive currency impact primarily reflected the weakness in Sterling, particularly against the US$ and Yen, partly offset by weakness in emerging market currencies relative to Q2 2019. Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on the positive currency impact of one percentage point on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for Q2 2020 and Q2 2019 are set out below.

Three months ended 30 June 2020

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Transaction- related £m	Divestments significant legal and other items £m	Separation costs £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	7,624							7,624
Cost of sales	(2,449)	180	(2)	12	10			(2,249)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,175	180	(2)	12	10			5,375

Selling, general and administration	(2,709)		3	182	(20)	(4)	18	(2,530)
Research and development	(1,301)	17	116	(2)		(1)		(1,171)
Royalty income	75							75
Other operating income/(expense)	1,610			1	359	(1,970)		-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	2,850	197	117	193	349	(1,975)	18	1,749

Net finance costs	(228)					1		(227)
Share of after tax profits of associates and joint ventures	19							19
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	2,641	197	117	193	349	(1,974)	18	1,541

Taxation	(201)	(34)	(22)	(47)	(56)	47	(3)	(316)
Tax rate %	7.6%							20.5%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	2,440	163	95	146	293	(1,927)	15	1,225
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	177				90			267

Profit attributable to shareholders	2,263	163	95	146	203	(1,927)	15	958
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	45.5p	3.2p	1.9p	2.9p	4.1p	(38.7)p	0.3p	19.2p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,977							4,977
	––––––––––––							––––––––––––

Three months ended 30 June 2019

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Transaction- related £m	Divestments significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	7,809						7,809
Cost of sales	(2,637)	188	4	198	4		(2,243)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,172	188	4	198	4		5,566

Selling, general and administration	(2,590)		2	67	41	47	(2,433)
Research and development	(1,113)	17	11	44		1	(1,040)
Royalty income	78						78
Other operating (expense)/income	(63)				202	(139)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,484	205	17	309	247	(91)	2,171

Net finance costs	(216)					(4)	(220)
Share of after tax losses of associates and joint ventures	(4)						(4)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,264	205	17	309	247	(95)	1,947

Taxation	(214)	(39)	(2)	(59)	(61)	75	(300)
Tax rate %	16.9%						15.4%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,050	166	15	250	186	(20)	1,647
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	86				52		138

Profit attributable to shareholders	964	166	15	250	134	(20)	1,509
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	19.5p	3.3p	0.3p	5.1p	2.7p	(0.4)p	30.5p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,947						4,947
	––––––––––––						––––––––––––

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Total Major restructuring charges incurred in Q2 2020 were £193 million (Q2 2019: £309 million), analysed as follows:

	Q2 2020			Q2 2019

	Cash £m	Non-cash £m	Total £m	Cash £m		Non-cash £m	Total £m

2018 major restructuring programme (incl. Tesaro)	30	15	45	87		192	279
Consumer Healthcare Joint Venture integration programme	82	15	97	21	-	-	21
Separation Preparation restructuring programme	42	3	45	-		-	-
Combined restructuring and integration programme	(3)	9	6	-		9	9

	151	42	193	108		201	309

Cash charges primarily arose from restructuring of Vaccines Manufacturing and R&D functions as well as commercial pharmaceuticals restructuring under the Separation Preparation programme, integration costs under the Consumer Healthcare Joint Venture integration programme and restructuring of the manufacturing organisation, R&D and some administrative functions as well as the integration of Tesaro under the 2018 major restructuring programme. Non-cash charges under the 2018 major restructuring programme primarily related to write down of sites on disposal of sites as part of plans to restructure the manufacturing network.

Total cash payments made in Q2 2020 were £163 million (Q2 2019: £111 million), £31 million for the existing Combined restructuring and integration programme (Q2 2019: £63 million), £47 million (Q2 2019: £28 million) under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters, a further £65 million (Q2 2019: £20 million) relating to the Consumer Healthcare Joint Venture integration programme and £20 million relating to the Separation Preparation restructuring programme.

The analysis of Major restructuring charges by business was as follows:

	Q2 2020 £m	Q2 2019 £m

Pharmaceuticals	44	232
Vaccines	(14)	17
Consumer Healthcare	105	41

	135	290
Corporate & central functions	58	19

Total Major restructuring costs	193	309

The analysis of Major restructuring charges by Income statement line was as follows:

	Q2 2020 £m	Q2 2019 £m

Cost of sales	12	198
Selling, general and administration	182	67
Research and development	(2)	44
Other operating expense	1	-

Total Major restructuring costs	193	309

The benefit in the quarter from the 2018 major restructuring programme was £0.1 billion and the benefit from the Consumer Healthcare Joint Venture integration was £0.1 billion. Given its early stage the benefit from the Separation Preparation restructuring programme was less than £0.1 billion.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £349 million (Q2 2019: £247 million). This included a net £368 million accounting charge for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q2 2020 £m	Q2 2019 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	343	226
ViiV Healthcare put options and Pfizer preferential dividends	10	(47)
Contingent consideration on former Novartis Vaccines business	15	9
Other adjustments	(19)	59

Total transaction-related charges	349	247

The £343 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, primarily as a result of a £99 million unwind of the discount and a £244 million charge primarily from adjustments to sales forecasts as well as updated exchange rate assumptions.

The ViiV Healthcare contingent consideration liability is valued on a long-term basis. The potential impact of the COVID-19 pandemic remains uncertain and at 30 June 2020, it has been assumed that there will be no significant impact on the long-term value of the liability. This position remains under review and the amount of the liability will be updated in future quarters as further information on the impact of the pandemic becomes available. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 11.

Divestments, significant legal charges and other items
Divestments and other items included a gain in the period of £1,828 million arising from the net profit on disposal in the quarter of the Horlicks and other Consumer Healthcare brands of £2,304 million in Q2 2020, partly offset by the related loss on sale of the shares in Hindustan Unilever in Q2 2020 of £476 million. The net profit on disposal in the quarter was net of reversal of £776 million of embedded derivative gains on the value of the shares taken in prior years and Q1 2020. Divestments and other items also included a gain from a number of asset disposals and certain other Adjusting items. A charge of £1 million (Q2 2019: £47 million) for significant legal matters included the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £1 million (Q2 2019: £4 million).

Separation costs
From Q2 2020, the Group has started to report additional one-time costs to prepare for Consumer Healthcare separation.

Financial performance – H1 2020

Total results

The Total results for the Group are set out below.

	H1 2020 £m	H1 2019 £m	Growth £%	Growth CER%

Turnover	16,714	15,470	8	8

Cost of sales	(5,648)	(5,370)	5	6

Gross profit	11,066	10,100	10	10

Selling, general and administration	(5,625)	(5,067)	11	12
Research and development	(2,488)	(2,119)	17	16
Royalty income	142	151	(6)	(8)
Other operating income/(expense)	1,769	(153)

Operating profit	4,864	2,912	67	66

Finance income	42	55
Finance expense	(458)	(461)
Share of after tax profits of associates and joint ventures	28	53

Profit before taxation	4,476	2,559	75	74

Taxation	(357)	(524)
Tax rate %	8.0%	20.5%

Profit after taxation	4,119	2,035	>100	>100

Profit attributable to non-controlling interests	291	241
Profit attributable to shareholders	3,828	1,794

	4,119	2,035	>100	>100

Earnings per share	77.0p	36.3p	>100	>100

Adjusted results

The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for H1 2020 and H1 2019 are set out on pages 38 and 39.

	H1 2020

	£m	% of turnover	Growth £%	Reported growth CER%	Pro-forma growth CER%

Turnover	16,714	100	8	8	-

Cost of sales	(4,859)	(29.1)	9	10	-
Selling, general and administration	(5,316)	(31.8)	10	11	1
Research and development	(2,257)	(13.5)	12	11	9
Royalty income	142	0.9	(6)	(8)	(8)

Adjusted operating profit	4,424	26.5	2	2	(7)

Adjusted profit before tax	4,038		1	1
Adjusted profit after tax	3,380		3	3
Adjusted profit attributable to shareholders	2,831		(5)	(6)

Adjusted earnings per share	56.9p		(6)	(6)

Operating profit by business	H1 2020

	£m	% of turnover	Growth £%	Reported growth CER%	Pro-forma growth CER%

Pharmaceuticals	3,904	45.9	(3)	(4)	(4)
Pharmaceuticals R&D*	(1,745)		13	11	11

Total Pharmaceuticals	2,159	25.4	(13)	(14)	(14)
Vaccines	1,123	38.2	(8)	(10)	(10)
Consumer Healthcare	1,287	24.5	57	59	8

	4,569	27.3	1	-	(8)
Corporate & other unallocated costs	(145)

Adjusted operating profit	4,424	26.5	2	2	(7)

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the Chief Scientific Officer and President, R&D. It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.

Turnover

Pharmaceuticals turnover

	H1 2020

	£m	Growth £%	Growth CER%

Respiratory	1,754	27	26
HIV	2,392	3	2
Immuno-inflammation	328	21	19
Oncology	158	58	57
Established Pharmaceuticals	3,866	(12)	(11)

	8,498	-	-

US	3,559	3	1
Europe	2,073	2	2
International	2,866	(3)	(2)

	8,498	-	-

Pharmaceuticals turnover in the six months was £8,498 million, flat at both AER and CER. HIV sales were up 3% AER, 2% CER, to £2,392 million, with growth in Juluca and Dovato partly offset by Tivicay and Triumeq. Respiratory sales were up 27% AER, 26% CER, to £1,754 million, on growth of Trelegy and Nucala. Sales of Established Pharmaceuticals declined 12% AER, 11% CER to £3,866 million.

Towards the end of the first quarter, additional demand related to the COVID-19 pandemic had a positive impact on growth of HIV and Respiratory products. As expected, this effect has broadly reversed in the second quarter, with only a minor dolutegravir impact in Europe and US remaining. The second quarter also saw lower levels of new patient prescriptions in the US and Europe, reduced market demand for allergy and antibiotic products in International and pressure on net prices in the US.

In the US, sales grew 3% AER, 1% CER. Continued growth of Nucala, Trelegy, Benlysta and the HIV two-drug regimens was partly offset by the decline and COVID-19 destocking in Tivicay, Triumeq and Established Products, including the impact of generic albuterol substitutes.

In Europe, sales grew 2% AER, 2% CER, with strong growth from Respiratory, HIV, Oncology and Benlysta partly offset by the decline of Established Pharmaceutical sales, with the net impact of COVID-19 broadly neutral over the six months.

International declined 3% AER, 2% CER, with Respiratory, HIV and Benlysta growth more than offset by lower Established Pharmaceutical sales including the impact of a weaker allergy season in Japan and lower sales in China including the impact of government mandated changes increasing the use of generics.

Respiratory
Total Respiratory sales were up 27% AER, 26% CER, with strong growth in all regions. International Respiratory sales grew 26% AER, 26% CER including Nucala, up 46% AER, 42% CER, and Relvar/Breo, up 13% AER, 14% CER to £164 million. In Europe, Respiratory sales were £466 million up 26% AER, 27% CER. In the US, Trelegy and Nucala growth continued and Relvar/Breo benefited from the impact of a prior period RAR adjustment in the first quarter.

Sales of Nucala were £451 million in the six months and grew 30% AER, 28% CER, with US sales up 31% AER, 29% CER to £265 million. Europe sales of £116 million grew 20% AER, 21% CER and International sales of £70 million grew 46% AER, 42% CER including growth of the at-home use application.

Trelegy sales were up 87% AER, 85% CER to £387 million driven by growth in all regions. In the US, sales grew 81% AER, 77% CER, reflecting continued market share growth. In Europe, sales grew 90% AER, 90% CER and in International sales were £35 million in the six months.

Relvar/Breo sales were up 16% AER, 16% CER to £527 million in the six months. In the US, Relvar/Breo grew 16% AER, 14% CER, benefiting from the impact of a prior period RAR adjustment in the first quarter. In Europe and International, Relvar/Breo also continued to grow, up 20% AER, 20% CER and 13% AER, 14% CER respectively.

HIV
HIV sales were £2,392 million up 3% AER, 2% CER in the six months. The dolutegravir franchise grew 4% AER, 3% CER, delivering sales of £2,301 million. The remaining portfolio, with sales of £91 million and 4% of total HIV sales, declined 22% AER, 23% CER and reduced the overall growth of total HIV by one percentage point.

Sales of dolutegravir products were £2,301 million in the six months. Sales benefited from customer stock building due to COVID-19, mainly on Tivicay and Triumeq that has not yet fully reversed. Tivicay delivered sales of £785 million, down 1% AER, 2% CER and Triumeq sales were £1,149 million, down 9% AER, 10% CER. The two-drug regimens, Juluca and Dovato delivered sales of £367 million in the six months, with combined growth more than offsetting decline in the three-drug regimen, Triumeq.

In the US, dolutegravir sales grew 2% AER, but were flat at CER, and in Europe sales grew 6% AER, 6% CER. The growth was driven by two-drug regimen share growth and benefited from customer stocking due to COVID-19 not fully reversed in the six months. Following recent launches of Dovato, combined sales of the two-drug regimens were £278 million in the US and £81 million in Europe, with growth offsetting the decline in Triumeq. International continued to grow strongly with total dolutegravir sales growth of 10% AER, 14% CER, driven by Tivicay tender business.

Oncology
Sales of Zejula, the PARP inhibitor asset acquired from Tesaro in Q1 2019 were £158 million in the six months, up 60% AER, 58% CER benefiting from a favourable comparison with H1 2019. Sales comprised £95 million in the US and £63 million in Europe.

Immuno-inflammation
Sales of Benlysta in the six months were up 21% AER, 19% CER to £328 million, including sales of the sub-cutaneous formulation of £156 million. In the US, Benlysta grew 18% AER, 16% CER to £279 million.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the six months were £3,866 million, down 12% AER, 11% CER.

Established Respiratory products declined 11% AER, 11% CER to £1,770 million. Advair/Seretide and Ventolin were impacted by generic substitutes in the US and Europe, and in the International region allergy sales were impacted by market contraction in Japan.

The remainder of the Established Pharmaceuticals portfolio declined 12% AER, 11% CER to £2,096 million, including the impact of lower demand for antibiotics and Dermatology products during the COVID-19 pandemic period, the impact of government mandated changes increasing the use of generics in China, and a strong comparator, including the European Relenza contract.

Vaccines turnover

	H1 2020

	£m	Growth £%	Growth CER%

Meningitis	392	(12)	(10)
Influenza	36	13	22
Shingles	970	31	28
Established Vaccines	1,540	(18)	(18)

	2,938	(5)	(6)

US	1,461	(6)	(8)
Europe	636	(14)	(14)
International	841	4	6

	2,938	(5)	(6)

Vaccines turnover declined 5% AER, 6% CER to £2,938 million, primarily driven by the adverse impact of the COVID-19 pandemic on Hepatitis, DTPa-containing, Meningitis and Shingles vaccines, partially offset by growth in Shingrix in Q1 2020.

Vaccines performance across all regions was affected by lower demand due to limited visits to healthcare practitioners and points of vaccination during the pandemic and government stay-at-home directives. In areas where lockdowns were lifted, wellness visits and vaccination rates have started to recover, with paediatric vaccination near pre-COVID levels by the end of the period, while adolescent and adult immunisations improved at a slower pace.

Meningitis
Meningitis sales declined 12% AER, 10% CER to £392 million. Bexsero sales declined 13% AER, 11% CER to £272 million, reflecting lower demand across all regions due to the COVID-19 pandemic. Menveo sales declined 18% AER, 17% CER to £78 million, primarily driven by the negative impact of COVID-19 lockdowns on vaccination rates partly offset by higher demand in Europe. In the US, Bexsero and Menveo grew market share.

Influenza
Fluarix/FluLaval sales were £36 million, up 13% AER, 22% CER, reflecting favourable phasing and higher demand in the International region.

Shingles
Shingrix sales grew 31% AER, 28% CER to £970 million, primarily driven by strong uptake in Q1 2020 and favourable returns and rebates, partly offset by a decline in demand in Q2 2020 due to lower adult wellness visits and vaccination rates related to COVID-19 pandemic stay-at-home directives in the US. In Europe, a strong performance was recorded in Germany due to robust underlying demand in post-lockdown conditions

Established Vaccines
Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) declined by 24% AER, 25% CER. Infanrix/Pediarix sales declined 21% AER, 21% CER to £299 million, reflecting lower demand due to the COVID-19 pandemic in the US, unfavourable year-on-year US CDC stockpile movements and supply constraints in Europe.

Hepatitis vaccines declined 35% AER, 36% CER to £299 million, impacted in the US and Europe by the COVID-19 pandemic and related travel restrictions, together with competition returning to market in the US.

Synflorix sales were £226 million, down 1% AER, but flat at CER, primarily due to lower tender volume demand in Europe partly offset by higher demand in International.

Rotarix sales were up 12% AER, 12% CER to £279 million, reflecting favourable phasing in Emerging Markets and in International, partly offset by lower demand in the US due to COVID-19 confinement measures.

MMRV vaccines sales grew 6% AER, 8% CER to £111 million, largely driven by improved supply in Europe.

Consumer Healthcare turnover

	H1 2020

	£m	Growth £%	Growth CER%

Oral health	1,372	4	6
Pain relief	1,140	51	53
Vitamins, minerals and supplements	767	>100	>100
Respiratory health	653	34	34
Digestive health and other	939	26	26
	4,871	45	46

Brands divested/under review	380	(30)	(28)

	5,251	35	36

US	1,798	87	83
Europe	1,348	15	15
International	2,105	20	24

	5,251	35	36

Pro-forma growth			2

On a reported basis, sales grew 35% AER, 36% CER to £5,251 million in the six months, largely driven by the inclusion of the Pfizer portfolio. On a pro-forma basis, sales grew 2% CER, and 7% CER excluding brands divested/under review. This reflected the strong performance in the first quarter, continued strong demand of Vitamins, minerals and supplements products and increased retailer stocking ahead of a systems cutover in North America which benefited sales by one percentage point in the six months. The remaining small stocking benefit from COVID-19 is expected to fully unwind in the second half of the year, and the sales cutover benefit to reverse in the third quarter.

Oral health
Oral health sales grew 4% AER, 6% CER to £1,372 million. Sensodyne continued to perform strongly, reporting low double-digit growth, reflecting underlying strength of the brand, supported by recent innovations including Sensodyne Sensitivity & Gum. Gum health grew in double digits, while Denture care was flat. Growth in Oral health was impacted by a decline in the non-strategic brands.

Pain relief
Pain relief grew 51% AER, 53% CER to £1,140 million. On a pro-forma basis, sales grew in mid-single digits, with significant growth of Panadol and Advil reflecting accelerated purchases and increased consumption due to the COVID-19 pandemic, particularly in Q1 2020. The successful launch of Voltaren OTC in the US contributed to overall growth for the brand, although performance was impacted by a weaker performance in Europe.

Vitamins, minerals and supplements
Vitamins, minerals and supplements growth more than doubled to £767 million. On a pro-forma basis, sales grew in the high teens per cent, with strong performance from Centrum and Emergen-C driven by increased consumer demand for the category, particularly in the US and China.

Respiratory health
Respiratory health sales grew 34% AER, 34% CER to £653 million. On a pro-forma basis, sales grew in low double-digits, with broad-based growth across the category, although the accelerated purchases and increased consumption in response to the COVID-19 pandemic seen in the first quarter largely unwound in the second quarter.

Digestive health and other
Digestive health and other brands grew 26% AER, 26% CER to £939 million. On a pro-forma basis, sales declined in low single-digits, with growth in Smokers’ health and Digestive health products offset by a low double digit decline in Skin health products and a decline in other non-strategic brands.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 33.8%, 0.9 percentage points lower at AER and 0.8 percentage points lower in CER terms compared with H1 2019. This reflected a reduction in the costs of Major restructuring programmes, primarily as a result of lower write downs in a number of manufacturing sites, partly offset by the unwinding of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 29.1%, 0.3 percentage points higher at AER, 0.5 percentage points higher at CER compared with H1 2019. On a pro-forma basis, Adjusted cost of sales as a percentage of turnover was 29.1%, 0.1 percentage points higher at CER, compared with H1 2019. This reflected continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory and unfavourable product mix in Consumer Healthcare, partly offset by a more favourable product mix in Vaccines, and a further contribution from integration savings in Consumer Healthcare.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 33.7%, 0.9 percentage points higher at AER and 1.1 percentage points higher at CER compared with H1 2019. This reflected increased Major restructuring costs partly offset by lower significant legal and transaction costs.

Excluding these and other Adjusting items, Adjusted SG&A costs as a percentage of turnover were 31.8%, 0.6 percentage points higher at AER than in H1 2019 and 0.8 percentage points higher on a CER basis. On a pro-forma basis, Adjusted SG&A costs as a percentage of turnover were 31.8%, 0.5 percentage points higher at CER, compared with H1 2019.

The growth in Adjusted SG&A costs of 10% AER, 11% CER and 1% CER on a pro-forma basis reflected increased investment resulting from the acquisition of Tesaro and in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV as well as increased costs for a number of legal settlements. This was partly offset by reduced promotional and variable spending across all three business as a result of the COVID-19 lockdowns, the continuing benefit of restructuring in Pharmaceuticals and Consumer Healthcare and the tight control of ongoing costs, particularly in non-promotional spending across all three businesses.

Research and development
Total R&D expenditure was £2,488 million (14.9% of turnover), up 17% AER, 16% CER, including an increase in Major restructuring costs. Adjusted R&D expenditure was £2,257 million (13.5% of turnover), 12% higher at AER, 11% higher at CER than in H1 2019. On a pro-forma basis, Adjusted R&D expenditure grew 9% CER compared with H1 2019.

Pharmaceuticals R&D expenditure was £1,775 million, up 15% AER, 13% CER, primarily driven by a continued significant increase in investment in Oncology reflecting the assets from the Tesaro acquisition (primarily Zejula and dostarlimab) and progression of a number of other programmes including belantamab mafodotin, ICOS and bintrafusp alfa as well as the initiation of several programmes focused on COVID-19. This increased investment has been partly offset by a reduction in investment in Research due to the early phase portfolio reprioritisation in 2019. R&D expenditure in Vaccines and Consumer Healthcare was £333 million and £149 million, respectively.

Royalty income
Royalty income was £142 million (H1 2019: £151 million), down 6% AER, 8% CER, primarily reflecting adverse movements in Consumer Healthcare.

Other operating income/(expense)
Net other operating income of £1,769 million (H1 2019: £153 million expense) primarily reflected the net profit on disposal of the Horlicks and other Consumer Healthcare brands of £2,815 million in Q2 2020, which was after reversal of £240 million of embedded derivative gains on the value of the shares taken in prior years. This was partly offset by the related loss on sale of the shares in Hindustan Unilever in Q2 2020 of £476 million. Other operating income also included an increase in profit and milestone income from a number of asset disposals.

This was partly offset by accounting charges of £841 million (H1 2019: £103 million) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement charge of £778 million (H1 2019: £166 million) for the contingent consideration liability due to Shionogi, primarily arising from changes in exchange rate assumptions as well as sales forecasts and the unwind of the discounting.

Operating profit
Total operating profit was £4,864 million in H1 2020 compared with £2,912 million in H1 2019. This reflected the profit on disposal of the Horlicks and other Consumer Healthcare brands and resultant sale of shares in Hindustan Unilever as well as increased income from asset disposals. This was partly offset by higher re-measurement charges on the contingent consideration liabilities.

Excluding these and other Adjusting items, Adjusted operating profit was £4,424 million, 2% higher than H1 2019 at AER and 2% higher at CER on a turnover increase of 8% CER. The Adjusted operating margin of 26.5% was 1.5 percentage points lower at AER, and 1.7 percentage points lower on a CER basis than in H1 2019. On a pro-forma basis, Adjusted operating profit was 7% lower at CER on a turnover which was flat at CER. The Adjusted pro-forma operating margin of 26.5% was 1.9 percentage points lower on a CER basis than in H1 2019.

The reduction in pro-forma Adjusted operating profit primarily reflected the adverse impact from the reduction in sales in Vaccines as a result of the COVID-19 pandemic, investment in R&D including a significant increase in Oncology investment, partly on the assets from the Tesaro acquisition and initiation of several COVID-19 programmes, continuing price pressure, particularly in Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019 and investments in promotional product support, particularly for new launches in Vaccines, HIV and Respiratory. This was partly offset by a favourable mix in Vaccines, reduced promotional and variable spending across all three business as a result of the COVID-19 lockdowns, the continuing benefit of restructuring in Pharmaceuticals and Consumer Healthcare and the tight control of ongoing costs, particularly in non-promotional spending across all three businesses.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in H1 2020 amounted to £455 million (H1 2019: £443 million). This included cash payments made to Shionogi of £445 million (H1 2019: £439 million).

Operating profit by business
Pharmaceuticals operating profit was £2,159 million, down 13% AER, 14% CER on turnover that was flat at CER. The operating margin of 25.4% was 4.1 percentage points lower at AER than in H1 2019 and 4.2 percentage points lower on a CER basis. This primarily reflected a significant increase in Oncology R&D, the increase in cost of sales percentage due to the continued impact of lower prices, particularly in Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019, and investment in new product support and targeted priority markets, together with higher provisions for legal settlements and costs in the six months. This was partly offset by the reduced promotional and variable spending as a result of the COVID-19 lockdowns, the continued benefit of restructuring and tight control of ongoing costs.

Vaccines operating profit was £1,123 million, down 8% AER, 10% CER on a turnover decrease of 6% CER. The operating margin of 38.2% was 1.2 percentage points lower at AER than in H1 2019 and 1.6 percentage points lower on a CER basis. This was primarily driven by negative operating leverage from the COVID-19 related decline in sales, investment behind key brands and income from one-off settlements in 2019, partly offset by positive product mix.

Consumer Healthcare operating profit was £1,287 million, up 57% AER, 59% CER on a turnover increase of 36% CER. On a pro-forma basis, operating profit was £1,287 million, 8% CER higher on a turnover increase of 2% CER. The operating margin of 24.5% was 3.4 percentage points higher at AER and 3.5 percentage points higher on a CER basis than in Q2 2019. The pro-forma operating margin of 24.5% was 1.2 percentage points higher on a CER basis. The higher margin was driven by higher than normal sales growth in Q1 2020, partly offset by a decline and unwind in Q2 2020, primarily due to COVID-19 buying patterns. Margin growth was also supported by synergy delivery from the Pfizer integration and targeted areas of lower promotional investment due to lockdown impacts.

Net finance costs
Total net finance costs were £416 million compared with £406 million in H1 2019. Adjusted net finance costs were £414 million compared with £407 million in H1 2019. The increase primarily reflected reduced interest income on overseas cash following the divestment of Horlicks and other Consumer Healthcare nutrition products in India and a number of other countries plus reduced swap interest income on foreign currency hedges. The increase was partly offset by favourable refinancing of term debt.

Share of after tax profits of associates and joint ventures
The share of after tax profits of associates was £28 million (H1 2019: £53 million). H1 2019 included a one-off adjustment of £51 million to reflect GSK’s share of increased after tax profits of Innoviva primarily as a result of a non-recurring income tax benefit.

Taxation
The charge of £357 million represented an effective tax rate on Total results of 8.0% (H1 2019: 20.5%) and reflected the different tax effects of the various Adjusting items, including the disposal of Horlicks and other Consumer Healthcare brands to Unilever and subsequent disposal of shares received in Hindustan Unilever. Tax on Adjusted profit amounted to £658 million and represented an effective Adjusted tax rate of 16.3% (H1 2019: 17.6%), reflecting cancellation by the UK Government of a reduction in the UK corporation tax rate from 19% to 17% resulting in an increase in the value of balance sheet deferred tax assets.

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2019. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £291 million (H1 2019: £241 million). The increase was primarily due to an increased allocation of Consumer Healthcare profits of £196 million (H1 2019: £nil) following the completion of the new Consumer Healthcare Joint Venture with Pfizer on 31 July 2019, and which included the unwind of the fair value uplift on acquired inventory and major restructuring costs. This was partly offset by a reduced allocation of ViiV Healthcare profits of £64 million (H1 2019: £204 million), including increased charges for re-measurement of contingent consideration liabilities.

The allocation of Adjusted earnings to non-controlling interests amounted to £549 million (H1 2019: £287 million). The increase in allocation primarily reflected an increased allocation of Consumer Healthcare profits of £277 million (H1 2019: £nil) following the completion of the new Consumer Healthcare Joint Venture with Pfizer on 31 July 2019 partly offset by a reduced allocation of ViiV Healthcare profits of £241 million (H1 2019: £250 million), and lower net profits in some of the Group’s other entities with non-controlling interests, primarily Consumer Healthcare India following the Horlicks and other Consumer brands disposal.

Earnings per share
Total EPS was 77.0p, compared with 36.3p in H1 2019. The increase in EPS primarily reflected the net profit on disposal of Horlicks and other Consumer Healthcare brands as well as increased income from asset disposals, partly offset by higher re-measurement charges on the contingent consideration liabilities and a one-off benefit in H1 2019 from increased share of after tax profits of the associate Innoviva.

Adjusted EPS was 56.9p compared with 60.6p in H1 2019, down 6% AER, 6% CER, on a 2% CER increase in Adjusted operating profit. The reduction primarily resulted from a higher non-controlling interest allocation of Consumer Healthcare profits, reduced share of after tax profits of associates resulting from a non-recurring income tax benefit in Innoviva and partly offset by a reduced effective tax rate.

Currency impact on H1 2020 results
The results for H1 2020 are based on average exchange rates, principally £1/$1.27, £1/€1.15 and £1/Yen 137. Comparative exchange rates are given on page 59. The period-end exchange rates were £1/$1.23, £1/€1.10 and £1/Yen 132.

In the six months, turnover increased 8% AER, 8% CER. Total EPS was 77.0p compared with 36.3p in H1 2019. Adjusted EPS was 56.9p compared with 60.6p in H1 2019, down 6% AER, 6% CER. The flat currency impact primarily reflected the weakness of Sterling, particularly against the US$ and Yen, offset by weakness in emerging market currencies relative to H1 2019. Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on the flat currency impact on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for H1 2020 and H1 2019 are set out below.

Six months ended 30 June 2020

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Separation costs £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	16,714							16,714
Cost of sales	(5,648)	351	27	305	106			(4,859)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	11,066	351	27	305	106			11,855

Selling, general and administration	(5,625)		17	288	(20)	6	18	(5,316)
Research and development	(2,488)	34	116	82		(1)		(2,257)
Royalty income	142							142
Other operating income/(expense)	1,769			1	832	(2,602)		-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	4,864	385	160	676	918	(2,597)	18	4,424

Net finance costs	(416)			1		1		(414)
Share of after tax profits of associates and joint ventures	28							28
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	4,476	385	160	677	918	(2,596)	18	4,038

Taxation	(357)	(73)	(28)	(152)	(114)	69	(3)	(658)
Tax rate %	8.0%							16.3%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	4,119	312	132	525	804	(2,527)	15	3,380
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	291				258			549

Profit attributable to shareholders	3,828	312	132	525	546	(2,527)	15	2,831
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	77.0p	6.3p	2.6p	10.5p	11.0p	(50.8)p	0.3p	56.9p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,971							4,971
	––––––––––––							––––––––––––

Six months ended 30 June 2019

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	15,470						15,470
Cost of sales	(5,370)	359	17	539	9		(4,446)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	10,100	359	17	539	9		11,024

Selling, general and administration	(5,067)		6	92	70	69	(4,830)
Research and development	(2,119)	34	13	59		2	(2,011)
Royalty income	151						151
Other operating (expense)/income	(153)			(1)	115	39	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	2,912	393	36	689	194	110	4,334

Net finance costs	(406)			1		(2)	(407)
Share of after tax profits of associates and joint ventures	53						53
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	2,559	393	36	690	194	108	3,980

Taxation	(524)	(76)	(5)	(117)	(53)	75	(700)
Tax rate %	20.5%						17.6%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	2,035	317	31	573	141	183	3,280
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	241				46		287

Profit attributable to shareholders	1,794	317	31	573	95	183	2,993
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	36.3p	6.4p	0.7p	11.6p	1.9p	3.7p	60.6p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,942						4,942
	––––––––––––						––––––––––––

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Total Major restructuring charges incurred in H1 2020 were £676 million (H1 2019: £689 million), analysed as follows:

	H1 2020			H1 2019

	Cash £m	Non-cash £m	Total £m	Cash £m	Non-cash £m	Total £m

2018 major restructuring programme (incl. Tesaro)	56	170	226	111	504	615
Consumer Healthcare Joint Venture integration programme	139	17	156	31	-	31
Separation Preparation restructuring programme	279	3	282	-	-	-
Combined restructuring and integration programme	-	12	12	22	21	43

	474	202	676	164	525	689

Cash charges primarily arose from restructuring of Vaccines Manufacturing and R&D functions as well as commercial pharmaceuticals and some administrative functions restructuring under the Separation Preparation programme, integration costs under the Consumer Healthcare Joint Venture integration programme and restructuring of the manufacturing organisation, R&D and some administrative functions as well as the integration of Tesaro under the 2018 major restructuring programme. Non-cash charges under the 2018 major restructuring programme primarily related to write down of sites on disposal of sites as part of plans to restructure the manufacturing network.

Total cash payments made in H1 2020 were £331 million (H1 2019: £285 million), £65 million for the existing Combined restructuring and integration programme (H1 2019: £219 million), £100 million (H1 2019: £46 million) under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters, a further £135 million (H1 2019: £20 million) relating to the Consumer Healthcare Joint Venture integration programme and £31 million relating to the Separation Preparation restructuring programme.

The analysis of Major restructuring charges by business was as follows:

	H1 2020 £m	H1 2019 £m

Pharmaceuticals	216	568
Vaccines	196	17
Consumer Healthcare	179	62

	591	647
Corporate & central functions	85	42

Total Major restructuring costs	676	689

The analysis of Major restructuring charges by Income statement line was as follows:

	H1 2020 £m	H1 2019 £m

Cost of sales	305	539
Selling, general and administration	288	92
Research and development	82	59
Other operating expense	1	(1)

Total Major restructuring costs	676	689

The benefit in the six months from the 2018 major restructuring programme was £0.2 billion and the benefit from the Consumer Healthcare Joint Venture integration was £0.1 billion. Given its early stage the benefit from the Separation Preparation restructuring programme was less than £0.1 billion.

The 2018 major restructuring programme, including Tesaro, is expected to cost £1.75 billion over the period to 2021, with cash costs of £0.85 billion and non-cash costs of £0.9 billion, and is expected to deliver annual savings of around £450 million by 2021 (at 2019 rates). These savings are intended to be fully re-invested to help fund targeted increases in R&D and commercial support of new products.

The completion of the new Consumer Healthcare Joint Venture with Pfizer is expected to realise substantial cost synergies, generating total annual cost savings of £0.5 billion by 2022 for expected cash costs of £0.7 billion and non-cash charges of £0.3 billion, plus additional capital expenditure of £0.2 billion. Up to 25% of the cost savings are intended to be reinvested in the business to support innovation and other growth opportunities.

The Group initiated in Q1 2020 a two-year Separation Preparation programme to prepare for the separation of GSK into two companies: New GSK, a biopharma company with an R&D approach focused on science related to the immune system, the use of genetics and new technologies, and a new leader in Consumer Healthcare. The programme aims to:

●	Drive a common approach to R&D with improved capital allocation
●	Align and improve the capabilities and efficiency of global support functions to support New GSK
●	Further optimise the supply chain and product portfolio, including the divestment of non-core assets. A strategic review of prescription dermatology is underway
●	Prepare Consumer Healthcare to operate as a standalone company

The programme will target delivery of £0.7 billion of annual savings by 2022 and £0.8 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs. The proceeds of anticipated divestments are largely expected to cover the cash costs of the programme.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £918 million (H1 2019: £194 million). This included a net £841 million accounting charge for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	H1 2020 £m	H1 2019 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	778	166
ViiV Healthcare put options and Pfizer preferential dividends	59	(71)
Contingent consideration on former Novartis Vaccines business	4	8
Release of fair value uplift on acquired Pfizer inventory	91	-
Other adjustments	(14)	91

Total transaction-related charges	918	194

The £778 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, as a result of a £193 million unwind of the discount and £585 million primarily from updated exchange rate assumptions as well as adjustments to sales forecasts. The £59 million charge relating to the ViiV Healthcare put options and Pfizer preferential dividends represented an increase in the valuation of the put option as a result of updated exchange rate assumptions as well as adjustments to multiples and sales forecasts.

The ViiV Healthcare contingent consideration liability is valued on a long-term basis. The potential impact of the COVID-19 pandemic remains uncertain and at 30 June 2020, it has been assumed that there will be no significant impact on the long-term value of the liability. This position remains under review and the amount of the liability will be updated in future quarters as further information on the impact of the pandemic becomes available. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 11.

Divestments, significant legal charges and other items
Divestments and other items included a gain in the period of £2,339 million arising from the net profit on disposal of the Horlicks and other Consumer Healthcare brands of £2,815 million in Q2 2020, after reversal of £240 million of embedded derivative gains on the value of the shares taken in prior years. This was partly offset by the related loss on sale of the shares in Hindustan Unilever in Q2 2020 of £476 million. Divestments and other items also included a gain from a number of asset disposals and certain other Adjusting items. A charge of £6 million (H1 2019: £69 million) for significant legal matters included the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £6 million (H1 2019: £8 million).

Separation costs
From Q2 2020, the Group has started to report additional one-time costs to prepare Consumer Healthcare for separation. These are estimated at £600-700 million, excluding transaction costs.

Cash generation

Cash flow

	Q2 2020	H1 2020	H1 2019

Net cash inflow from operating activities (£m)	2,760	3,725	2,052
Free cash flow* (£m)	1,949	2,480	535
Free cash flow growth (%)	>100%	>100%	(35)%
Free cash flow conversion* (%)	86%	65%	30%
Net debt** (£m)	23,435	23,435	28,721

*	Free cash flow and free cash flow conversion are defined on page 67.
**	Net debt is analysed on page 65.

Q2 2020
The net cash inflow from operating activities for the quarter was £2,760 million (Q2 2019: £1,389 million). The increase primarily reflected a significant reduction in trade receivables as a result of collections following strong sales in Q1 and beneficial timing of payments for returns and rebates and taxes partly offset by reduced operating profits and increased inventory.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £232 million (Q2 2019: £220 million), of which £203 million was recognised in cash flows from operating activities and £29 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash flow was £1,949 million for the quarter (Q2 2019: £370 million). The increase primarily reflected a significant reduction in trade receivables as a result of collections following strong sales in Q1 2020, beneficial timing of payments for returns and rebates and taxes and higher disposals of intangible assets partly offset by increased inventory and higher dividends to non-controlling interests.

H1 2020
The net cash inflow from operating activities for the six months was £3,725 million (H1 2019: £2,052 million). The increase primarily reflected a reduction in trade receivables as a result of collections following strong sales in Q1, beneficial timing of payments for returns and rebates and taxes, a lower seasonal increase of inventory and improved operating profits.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the six months were £445 million (H1 2019: £439 million), of which £388 million was recognised in cash flows from operating activities and £57 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash flow was £2,480 million for the six months (H1 2019: £535 million). The increase primarily reflected a reduction in trade receivables as a result of collections following strong sales in Q1 2020, beneficial timing of payments for returns and rebates and taxes, a lower seasonal increase of inventory and higher disposals of intangible assets and milestone income, partly offset by higher dividends to non-controlling interests.

Net debt
At 30 June 2020, net debt was £23.4 billion, compared with £25.2 billion at 31 December 2019, comprising gross debt of £31.7 billion and cash and liquid investments of £8.3 billion. Net debt decreased due to the £3.3 billion proceeds from the Horlicks and other Consumer brands disposal including shares in Hindustan Unilever of £2.7 billion and £0.6 billion of other assets, £0.3 billion of other business and asset disposals together with £2.5 billion free cash flow, partly offset by cash divested of £0.5 billion, dividends paid to shareholders of £2.1 billion, £1.5 billion of unfavourable exchange impacts from the translation of non-Sterling denominated debt and exchange on other financing items and £0.2 billion in additional investments.

At 30 June 2020, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £6.0 billion with loans of £4.7 billion repayable in the subsequent year.

Returns to shareholders

Quarterly dividends
The Board has declared a second interim dividend for 2020 of 19 pence per share (Q2 2019: 19 pence per share).

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group’s future growth.

The Board currently intends to maintain the dividend for 2020 at the current level of 80p per share, subject to any material change in the external environment or performance expectations. Over time, as free cash flow strengthens, it intends to build free cash flow cover of the annual dividend to a target range of 1.25-1.50x, before returning the dividend to growth.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 6 October 2020. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary.

The ex-dividend date will be 13 August 2020, with a record date of 14 August 2020 and a payment date of 8 October 2020.

	Paid/payable	Pence per share	£m

2020
First interim	9 July 2020	19	946
Second interim	8 October 2020	19	946

2019
First interim	11 July 2019	19	940
Second interim	10 October 2019	19	941
Third interim	9 January 2020	19	941
Fourth interim	9 April 2020	23	1,144

		80	3,966

Weighted average number of shares
	Q2 2020 millions	Q2 2019 millions

Weighted average number of shares – basic	4,977	4,947
Dilutive effect of share options and share awards	46	44

Weighted average number of shares – diluted	5,023	4,991

Weighted average number of shares
	H1 2020 millions	H1 2019 millions

Weighted average number of shares – basic	4,971	4,942
Dilutive effect of share options and share awards	46	43

Weighted average number of shares – diluted	5,017	4,985

At 30 June 2020, 4,977 million shares (30 June 2019: 4,948 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). GSK made no share repurchases during the period. The company issued 0.2 million shares under employee share schemes in the quarter for proceeds of £3 million (Q2 2019: £6 million).

At 30 June 2020, the ESOP Trust held 39.7 million GSK shares against the future exercise of share options and share awards. The carrying value of £330 million has been deducted from other reserves. The market value of these shares was £656 million.

At 30 June 2020, the company held 367.7 million Treasury shares at a cost of £5,144 million, which has been deducted from retained earnings.

Financial information

Income statements

	Q2 2020 £m	Q2 2019 £m	H1 2020 £m	H1 2019 £m

TURNOVER	7,624	7,809	16,714	15,470

Cost of sales	(2,449)	(2,637)	(5,648)	(5,370)

Gross profit	5,175	5,172	11,066	10,100

Selling, general and administration	(2,709)	(2,590)	(5,625)	(5,067)
Research and development	(1,301)	(1,113)	(2,488)	(2,119)
Royalty income	75	78	142	151
Other operating income/(expense)	1,610	(63)	1,769	(153)

OPERATING PROFIT	2,850	1,484	4,864	2,912

Finance income	1	21	42	55
Finance expense	(229)	(237)	(458)	(461)
Share of after tax profits/(losses) of associates and joint ventures	19	(4)	28	53

PROFIT BEFORE TAXATION	2,641	1,264	4,476	2,559

Taxation	(201)	(214)	(357)	(524)
Tax rate %	7.6%	16.9%	8.0%	20.5%

PROFIT AFTER TAXATION	2,440	1,050	4,119	2,035

Profit attributable to non-controlling interests	177	86	291	241
Profit attributable to shareholders	2,263	964	3,828	1,794

	2,440	1,050	4,119	2,035

EARNINGS PER SHARE	45.5p	19.5p	77.0p	36.3p

Diluted earnings per share	45.0p	19.3p	76.3p	36.0p

Statement of comprehensive income

	Q2 2020 £m	Q2 2019 £m

Profit for the period	2,440	1,050

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	182	(120)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries	36	-
Fair value movements on cash flow hedges	(5)	(73)
Reclassification of cash flow hedges to income statement	51	-
Deferred tax on fair value movements on cash flow hedges	(3)	1

	261	(192)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	42	8
Fair value movements on equity investments	224	6
Deferred tax on fair value movements on equity investments	(24)	(20)
Re-measurement losses on defined benefit plans	(1,445)	(131)
Tax on re-measurement losses on defined benefit plans	279	27

	(924)	(110)

Other comprehensive expense for the period	(663)	(302)

Total comprehensive income for the period	1,777	748

Total comprehensive income for the period attributable to:
Shareholders	1,558	654
Non-controlling interests	219	94

	1,777	748

Statement of comprehensive income

	H1 2020 £m	H1 2019 £m

Profit for the period	4,119	2,035

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	360	(45)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries	36	-
Fair value movements on cash flow hedges	(23)	(73)
Reclassification of cash flow hedges to income statement	52	1
Deferred tax on fair value movements on cash flow hedges	(3)	-

	422	(117)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	95	(10)
Fair value movements on equity investments	185	44
Deferred tax on fair value movements on equity investments	(14)	(30)
Re-measurement losses on defined benefit plans	(445)	(573)
Tax on re-measurement losses on defined benefit plans	92	102

	(87)	(467)

Other comprehensive income/(expense) for the period	335	(584)

Total comprehensive income for the period	4,454	1,451

Total comprehensive income for the period attributable to:
Shareholders	4,068	1,220
Non-controlling interests	386	231

	4,454	1,451

Pharmaceuticals turnover – three months ended 30 June 2020

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Respiratory	883	17	16	500	19	16	219	13	13	164	17	17
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Ellipta products	642	15	14	350	16	13	165	17	16	127	11	14
Anoro Ellipta	139	9	6	88	9	5	32	7	10	19	12	6
Arnuity Ellipta	8	(43)	(50)	6	(50)	(50)	-	-	-	2	-	(50)
Incruse Ellipta	59	4	2	33	6	-	19	-	-	7	-	14
Relvar/Breo Ellipta	242	2	2	83	(11)	(12)	78	11	9	81	8	12
Trelegy Ellipta	194	62	58	140	65	60	36	64	59	18	38	46

Nucala	241	24	21	150	28	26	54	4	6	37	42	31

HIV	1,185	(2)	(3)	740	1	(2)	270	(7)	(7)	175	(5)	(2)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Dolutegravir products	1,140	(1)	(2)	725	1	(2)	259	(4)	(5)	156	-	4
Tivicay	373	(9)	(10)	208	(14)	(16)	87	(12)	(14)	78	10	15
Triumeq	586	(9)	(11)	378	(6)	(9)	134	(16)	(16)	74	(12)	(10)
Juluca	113	35	33	90	29	27	21	62	62	2	100	>100
Dovato	68	>100	>100	49	>100	>100	17	-	-	2	>100	>100

Epzicom/Kivexa	9	(59)	(64)	-	-	-	2	(67)	(67)	7	(53)	(60)
Selzentry	21	(19)	(15)	12	(8)	(8)	6	(25)	(25)	3	(40)	(20)
Other	15	7	(14)	3	50	(50)	3	(25)	(25)	9	13	-

Immuno-inflammation	177	17	15	153	16	14	12	9	-	12	50	50
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Benlysta	177	18	15	153	16	14	12	9	-	12	71	71

Oncology	77	35	33	47	42	39	30	25	21	-	-	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Zejula	77	35	32	47	42	39	30	25	21	-	-	-

Established Pharmaceuticals	1,780	(17)	(17)	361	(22)	(24)	400	(23)	(23)	1,019	(12)	(11)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Established Respiratory	805	(12)	(12)	255	(18)	(20)	179	(14)	(14)	371	(6)	(5)
Seretide/Advair	421	2	2	143	36	34	113	(12)	(13)	165	(7)	(6)
Flixotide/Flovent	117	(7)	(7)	54	(17)	(18)	17	(23)	(18)	46	18	18
Ventolin	144	(39)	(39)	58	(59)	(60)	24	(17)	(21)	62	(6)	(2)
Avamys/Veramyst	62	(13)	(10)	-	-	-	19	(5)	(10)	43	(16)	(10)
Other Respiratory	61	(10)	(16)	-	-	-	6	(25)	(12)	55	(10)	(16)

Dermatology	95	(11)	(9)	1	-	-	30	(27)	(24)	64	(2)	-
Augmentin	100	(25)	(23)	-	-	-	21	(45)	(45)	79	(17)	(15)
Avodart	134	(5)	(6)	2	100	100	39	(26)	(28)	93	7	7
Imigran/Imitrex	27	(25)	(28)	10	(41)	(41)	12	(8)	(15)	5	(17)	(17)
Lamictal	135	(5)	(6)	66	(8)	(10)	28	-	(4)	41	(2)	(2)
Seroxat/Paxil	36	(10)	(10)	-	-	-	8	(11)	(11)	28	(10)	(10)
Valtrex	25	-	-	3	>100	>100	7	-	-	15	(12)	(12)
Other	423	(30)	(29)	24	(61)	(62)	76	(37)	(36)	323	(23)	(22)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Pharmaceuticals	4,102	(5)	(5)	1,801	1	(1)	931	(10)	(11)	1,370	(8)	(7)
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Pharmaceuticals turnover – six months ended 30 June 2020

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Respiratory	1,754	27	26	964	28	25	466	26	27	324	26	26
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Ellipta products	1,303	26	25	699	26	24	350	29	29	254	21	22
Anoro Ellipta	256	11	10	151	9	6	68	19	21	37	9	9
Arnuity Ellipta	17	(19)	(24)	13	(28)	(28)	-	-	-	4	33	-
Incruse Ellipta	116	(7)	(8)	63	(16)	(19)	39	5	5	14	8	15
Relvar/Breo Ellipta	527	16	16	198	16	14	165	20	20	164	13	14
Trelegy Ellipta	387	87	85	274	81	77	78	90	90	35	>100	>100

Nucala	451	30	28	265	31	29	116	20	21	70	46	42

HIV	2,392	3	2	1,445	1	(1)	590	4	4	357	6	9
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Dolutegravir products	2,301	4	3	1,416	2	-	564	6	6	321	10	14
Tivicay	785	(1)	(2)	422	(9)	(11)	193	-	-	170	24	28
Triumeq	1,149	(9)	(10)	716	(9)	(11)	290	(9)	(9)	143	(6)	(3)
Juluca	233	51	49	184	40	38	45	>100	>100	4	100	100
Dovato	134	>100	>100	94	>100	>100	36	-	-	4	>100	>100

Epzicom/Kivexa	18	(56)	(56)	1	(50)	(50)	5	(58)	(58)	12	(56)	(56)
Selzentry	47	(4)	(2)	23	(12)	(12)	14	(7)	(7)	10	25	38
Other	26	-	(12)	5	(29)	(57)	7	-	-	14	17	8

Immuno-inflammation	328	21	19	279	18	16	26	18	18	23	77	77
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Benlysta	328	21	19	279	18	16	26	18	18	23	92	92

Oncology	158	58	57	95	61	58	63	54	54	-	-	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Zejula	158	60	58	95	61	58	63	57	57	-	-	-

Established Pharmaceuticals	3,866	(12)	(11)	776	(22)	(23)	928	(11)	(10)	2,162	(8)	(6)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Established Respiratory	1,770	(11)	(11)	558	(21)	(23)	399	(6)	(6)	813	(5)	(4)
Seretide/Advair	816	(9)	(9)	249	(11)	(12)	240	(8)	(8)	327	(8)	(6)
Flixotide/Flovent	240	(12)	(12)	104	(27)	(29)	45	(6)	(4)	91	12	14
Ventolin	397	(17)	(17)	205	(29)	(30)	62	-	-	130	(2)	2
Avamys/Veramyst	171	(8)	(7)	-	-	-	38	(3)	(3)	133	(10)	(8)
Other Respiratory	146	(8)	(11)	-	-	-	14	(7)	(7)	132	(9)	(12)

Dermatology	206	(4)	(2)	1	(67)	(67)	68	(14)	(13)	137	3	6
Augmentin	269	(8)	(6)	-	-	-	78	(10)	(9)	191	(7)	(5)
Avodart	275	(3)	(3)	3	50	50	88	(19)	(19)	184	6	7
Imigran/Imitrex	61	(9)	(9)	25	(14)	(14)	25	(4)	(4)	11	(8)	(8)
Lamictal	272	(1)	(1)	135	(1)	(3)	60	13	13	77	(8)	(7)
Seroxat/Paxil	72	(10)	(10)	-	-	-	18	-	-	54	(13)	(13)
Valtrex	53	2	2	7	17	17	16	14	14	30	(6)	(6)
Other	888	(21)	(20)	47	(56)	(57)	176	(23)	(22)	665	(15)	(14)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Pharmaceuticals	8,498	-	-	3,559	3	1	2,073	2	2	2,866	(3)	(2)
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Vaccines turnover – three months ended 30 June 2020

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Meningitis	167	(29)	(29)	46	(54)	(55)	77	(11)	(13)	44	(8)	(4)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Bexsero	108	(31)	(30)	27	(51)	(53)	71	(13)	(15)	10	(47)	(32)
Menveo	38	(39)	(39)	19	(58)	(58)	5	25	25	14	8	8
Other	21	24	18	-	-	-	1	-	-	20	25	19

Influenza	15	(12)	(6)	-	-	-	-	-	-	15	(6)	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Fluarix, FluLaval	15	(12)	(6)	-	-	-	-	-	-	15	(6)	-

Shingles	323	(16)	(19)	268	(24)	(26)	44	>100	>100	11	(48)	(52)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Shingrix	323	(16)	(19)	268	(24)	(26)	44	>100	>100	11	(48)	(52)

Established Vaccines	628	(34)	(34)	134	(59)	(61)	167	(45)	(46)	327	3	4
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Infanrix, Pediarix	119	(39)	(40)	41	(51)	(53)	42	(37)	(37)	36	(20)	(20)
Boostrix	76	(47)	(47)	34	(52)	(55)	27	(37)	(37)	15	(50)	(43)

Hepatitis	86	(62)	(62)	41	(68)	(69)	25	(65)	(66)	20	(13)	(9)

Rotarix	128	10	9	17	(32)	(36)	28	4	-	83	30	31

Synflorix	103	(4)	(5)	-	-	-	10	(33)	(40)	93	1	1

Priorix, Priorix Tetra, Varilrix	54	8	8	-	-	-	27	13	13	27	4	4
Cervarix	34	21	25	-	-	-	5	(17)	(17)	29	32	36
Other	28	(66)	(65)	1	(94)	(94)	3	(94)	(92)	24	(41)	(41)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines	1,133	(29)	(29)	448	(42)	(45)	288	(29)	(29)	397	(2)	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Vaccines turnover – six months ended 30 June 2020

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Meningitis	392	(12)	(10)	126	(26)	(27)	172	1	2	94	(9)	(2)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Bexsero	272	(13)	(11)	81	(21)	(22)	155	(3)	(2)	36	(28)	(18)
Menveo	78	(18)	(17)	45	(34)	(35)	14	75	75	19	-	11
Other	42	14	14	-	-	-	3	-	-	39	15	15

Influenza	36	13	22	2	-	-	-	-	-	34	13	23
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Fluarix, FluLaval	36	13	22	2	-	-	-	-	-	34	13	23

Shingles	970	31	28	868	28	25	64	>100	>100	38	(16)	(16)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Shingrix	970	31	28	868	28	25	64	>100	>100	38	(16)	(16)

Established Vaccines	1,540	(18)	(18)	465	(34)	(35)	400	(28)	(27)	675	7	8
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Infanrix, Pediarix	299	(21)	(21)	129	(31)	(32)	96	(16)	(16)	74	(5)	(3)
Boostrix	188	(30)	(30)	92	(30)	(32)	62	(22)	(21)	34	(38)	(36)

Hepatitis	299	(35)	(36)	169	(41)	(42)	80	(34)	(34)	50	(9)	(7)

Rotarix	279	12	12	58	(17)	(19)	59	5	5	162	31	31

Synflorix	226	(1)	-	-	-	-	29	(12)	(12)	197	1	2

Priorix, Priorix Tetra, Varilrix	111	6	8	-	-	-	56	10	10	55	2	6
Cervarix	46	(4)	(2)	-	-	-	9	(18)	(18)	37	-	3
Other	92	(38)	(38)	17	(39)	(46)	9	(90)	(89)	66	94	97
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines	2,938	(5)	(6)	1,461	(6)	(8)	636	(14)	(14)	841	4	6
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Balance sheet

	30 June 2020 £m	30 June 2019 £m	31 December 2019 £m
ASSETS
Non-current assets
Property, plant and equipment	10,490	10,385	10,348
Right of use assets	941	1,023	966
Goodwill	10,998	7,026	10,562
Other intangible assets	31,263	20,134	30,955
Investments in associates and joint ventures	390	309	314
Other investments	2,174	1,380	1,837
Deferred tax assets	4,455	3,668	4,096
Derivative financial instruments	5	86	103
Other non-current assets	946	1,393	1,020

Total non-current assets	61,662	45,404	60,201

Current assets
Inventories	6,396	5,959	5,947
Current tax recoverable	328	186	262
Trade and other receivables	7,168	6,875	7,202
Derivative financial instruments	421	211	421
Liquid investments	87	84	79
Cash and cash equivalents	8,166	4,123	4,707
Assets held for sale	412	790	873

Total current assets	22,978	18,228	19,491

TOTAL ASSETS	84,640	63,632	79,692

LIABILITIES
Current liabilities
Short-term borrowings	(5,964)	(10,147)	(6,918)
Contingent consideration liabilities	(804)	(816)	(755)
Trade and other payables	(15,450)	(13,385)	(14,939)
Derivative financial instruments	(245)	(255)	(188)
Current tax payable	(685)	(502)	(629)
Short-term provisions	(776)	(674)	(621)

Total current liabilities	(23,924)	(25,779)	(24,050)

Non-current liabilities
Long-term borrowings	(25,726)	(23,313)	(23,590)
Corporation tax payable	(195)	(273)	(189)
Deferred tax liabilities	(3,967)	(1,233)	(3,810)
Pensions and other post-employment benefits	(3,999)	(3,352)	(3,457)
Other provisions	(814)	(625)	(670)
Derivative financial instruments	(24)	-	(1)
Contingent consideration liabilities	(5,026)	(5,212)	(4,724)
Other non-current liabilities	(828)	(878)	(844)

Total non-current liabilities	(40,579)	(34,886)	(37,285)

TOTAL LIABILITIES	(64,503)	(60,665)	(61,335)

NET ASSETS	20,137	2,967	18,357

EQUITY
Share capital	1,346	1,345	1,346
Share premium account	3,278	3,157	3,174
Retained earnings	6,622	(2,804)	4,530
Other reserves	2,347	1,916	2,355

Shareholders’ equity	13,593	3,614	11,405

Non-controlling interests	6,544	(647)	6,952

TOTAL EQUITY	20,137	2,967	18,357

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Shareholder’s equity £m	Non-controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2020	1,346	3,174	4,530	2,355	11,405	6,952	18,357

Profit for the period			3,828		3,828	291	4,119
Other comprehensive income for the period			41	199	240	95	335
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			3,869	199	4,068	386	4,454
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(652)	(652)
Contributions from non-controlling interests						3	3
Changes to non-controlling interests						(145)	(145)
Dividends to shareholders			(2,085)		(2,085)		(2,085)
Shares issued	-	26			26		26
Realised after tax profits on disposal of equity investments			36	(36)	-		-
Shares acquired by ESOP Trusts		78	361	(439)	-		-
Write-down on shares held by ESOP Trusts			(268)	268	-		-
Share-based incentive plans			179		179		179
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 June 2020	1,346	3,278	6,622	2,347	13,593	6,544	20,137
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

As previously reported	1,345	3,091	(2,137)	2,061	4,360	(688)	3,672
Adjustment to non-controlling interest			(579)		(579)	579	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
As revised	1,345	3,091	(2,716)	2,061	3,781	(109)	3,672
Implementation of IFRS16			(93)		(93)		(93)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 1 January 2019, as adjusted	1,345	3,091	(2,809)	2,061	3,688	(109)	3,579

Profit for the period			1,794		1,794	241	2,035
Other comprehensive expense for the period			(519)	(55)	(574)	(10)	(584)
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the period			1,275	(55)	1,220	231	1,451
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(196)	(196)
Changes in non-controlling interests						6	6
Contributions from non-controlling interests
Dividends to shareholders			(2,072)		(2,072)		(2,072)
Shares issued	-	33			33		33
Realised profits on disposal of equity investments			6	(6)	-		-
Shares acquired by ESOP Trusts		33	295	(328)	-		-
Write-down on shares held by ESOP Trusts			(244)	244	-		-
Share-based incentive plans			166		166		166
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 June 2019	1,345	3,157	(3,383)	1,916	3,035	(68)	2,967
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement – six months ended 30 June 2020

	H1 2020 £m	H1 2019 £m

Profit after tax	4,119	2,035
Tax on profits	357	524
Share of after tax profits of associates and joint ventures	(28)	(53)
Net finance expense	416	406
Depreciation, amortisation and other adjusting items	(971)	1,959
Increase in working capital	(476)	(990)
Contingent consideration paid	(393)	(392)
Increase/(decrease) in other net liabilities (excluding contingent consideration paid)	1,251	(603)

Cash generated from operations	4,275	2,886
Taxation paid	(550)	(834)

Net cash inflow from operating activities	3,725	2,052

Cash flow from investing activities
Purchase of property, plant and equipment	(420)	(501)
Proceeds from sale of property, plant and equipment	12	70
Purchase of intangible assets	(326)	(438)
Proceeds from sale of intangible assets	636	12
Purchase of equity investments	(208)	(49)
Proceeds from sale of equity investments	2,871	39
Purchase of businesses, net of cash acquired	(6)	(3,641)
Contingent consideration paid	(62)	(51)
Disposal of businesses	237	12
Investment in associates and joint ventures	(1)	(5)
Interest received	26	36
Dividends from associates and joint ventures	14	-

Net cash inflow/(outflow) from investing activities	2,773	(4,516)

Cash flow from financing activities
Issue of share capital	26	33
Increase in short-term loans	-	7,255
Increase in long-term loans	2,354	2,603
Repayment of short-term loans	(3,018)	(4,246)
Net repayment of obligations under lease liabilities	(111)	(104)
Interest paid	(476)	(449)
Dividends paid to shareholders	(2,085)	(2,072)
Distributions to non-controlling interests	(652)	(196)
Contributions from non-controlling interests	3	-
Other financing items	278	(55)

Net cash (outflow)/inflow from financing activities	(3,681)	2,769

Increase in cash and bank overdrafts in the period	2,817	305

Cash and bank overdrafts at beginning of the period	4,831	4,087
Exchange adjustments	28	14
Increase in cash and bank overdrafts	2,817	305

Cash and bank overdrafts at end of the period	7,676	4,406

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	8,166	4,123
Cash and cash equivalents reported in assets held for sale	2	532

	8,168	4,655
Overdrafts	(492)	(249)

	7,676	4,406

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the CET are responsible for each segment.

The Pharmaceuticals R&D segment is the responsibility of the Chief Scientific Officer and President, R&D and is reported as a separate segment. The operating profit of this segment excludes the ViiV Healthcare operating profit (including R&D expenditure) that is reported within the Pharmaceuticals segment.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Corporate and other unallocated turnover and costs include the results of certain Consumer Healthcare products which are being held for sale in a number of markets in order to meet anti-trust approval requirements, together with the costs of corporate functions.

Turnover by segment

	Q2 2020 £m	Q2 2019 £m	Growth £%	Growth CER%

Pharmaceuticals	4,102	4,307	(5)	(5)
Vaccines	1,133	1,585	(29)	(29)
Consumer Healthcare	2,389	1,917	25	25

Total turnover	7,624	7,809	(2)	(3)

Operating profit by segment

	Q2 2020 £m	Q2 2019 £m	Growth £%	Growth CER%

Pharmaceuticals	1,886	2,075	(9)	(10)
Pharmaceuticals R&D	(910)	(819)	11	9

Pharmaceuticals including R&D	976	1,256	(22)	(23)
Vaccines	265	612	(57)	(58)
Consumer Healthcare	521	391	33	33

Segment profit	1,762	2,259	(22)	(23)
Corporate and other unallocated costs	(13)	(88)

Adjusted operating profit	1,749	2,171	(19)	(21)
Adjusting items	1,101	(687)

Total operating profit	2,850	1,484	92	90

Finance income	1	21
Finance costs	(229)	(237)
Share of after tax profits/(losses) of associates and joint ventures	19	(4)

Profit before taxation	2,641	1,264	>100	>100

Turnover by segment

	H1 2020 £m	H1 2019 £m	Growth £%	Growth CER%

Pharmaceuticals	8,498	8,465	-	-
Vaccines	2,938	3,107	(5)	(6)
Consumer Healthcare	5,251	3,898	35	36

	16,687	15,470	8	8
Corporate and other unallocated turnover	27	-

Total turnover	16,714	15,470	8	8

Operating profit by segment

	H1 2020 £m	H1 2019 £m	Growth £%	Growth CER%

Pharmaceuticals	3,904	4,043	(3)	(4)
Pharmaceuticals R&D	(1,745)	(1,549)	13	11

Pharmaceuticals including R&D	2,159	2,494	(13)	(14)
Vaccines	1,123	1,226	(8)	(10)
Consumer Healthcare	1,287	821	57	59

Segment profit	4,569	4,541	1	-
Corporate and other unallocated costs	(145)	(207)

Adjusted operating profit	4,424	4,334	2	2
Adjusting items	440	(1,422)

Total operating profit	4,864	2,912	67	66

Finance income	42	55
Finance costs	(458)	(461)
Share of after tax profits of associates and joint ventures	28	53

Profit before taxation	4,476	2,559	75	74

Legal matters
The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2019. At 30 June 2020, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 22) was £0.3 billion (31 December 2019: £0.2 billion).

The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

Significant developments since the date of the Annual Report 2019 are as follows:

On 4 May 2020, the US Department of Justice informed the Group that it would be closing its investigation without a recommendation of further action with respect to the Group’s use of third-party advisers in China. This followed the US Securities and Exchange Commission’s notification to the Group on 8 March 2020 that the SEC similarly was terminating its investigation into these matters. Accordingly, this matter is now concluded.

On 18 June 2020, the Group received a Civil Investigative Demand (CID) from the US Department of Justice (DOJ) seeking information related to Zantac pursuant to the False Claims Act. The Group is co-operating with the DOJ to provide this information. Additionally, on 18 June 2020, the New Mexico Attorney General filed a lawsuit against multiple defendants, including GSK, relating to Zantac and other products containing ranitidine.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and six months ended 30 June 2020, is prepared in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Conduct Authority and IAS 34 ‘Interim financial reporting’ and should be read in conjunction with the Annual Report 2019, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2019.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2019 were published in the Annual Report 2019, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q2 2020	Q2 2019	H1 2020	H1 2019	2019

Average rates:
US$/£	1.25	1.28	1.27	1.29	1.28
Euro/£	1.13	1.14	1.15	1.14	1.14
Yen/£	134	140	137	142	139

Period-end rates:
US$/£	1.23	1.27	1.23	1.27	1.32
Euro/£	1.10	1.12	1.10	1.12	1.18
Yen/£	132	137	132	137	143

During Q2 2020 average Sterling exchange rates were weaker against the US Dollar, the Euro and Yen compared with the same period in 2019. During the six months ended 30 June 2020, average Sterling exchange rates were weaker against the US Dollar and the Yen but stronger against the Euro. Period-end Sterling exchange rates were weaker against the US Dollar, the Euro and Yen compared with the 2019 period-end rates.

Net assets
The book value of net assets increased by £1,780 million from £18,357 million at 31 December 2019 to £20,137 million at 30 June 2020. This primarily reflected the Total profit for the period exceeding the re-measurement losses on defined benefit plans and the dividends paid during the period.

The carrying value of investments in associates and joint ventures at 30 June 2020 was £390 million (31 December 2019: £314 million), with a market value of £445 million (31 December 2019: £396 million).

At 30 June 2020, the net deficit on the Group’s pension plans was £2,447 million compared with £1,921 million at 31 December 2019. The increase in the net deficit primarily arose from decreases in the rates used to discount UK pension liabilities from 2.0% to 1.5%, and US pension liabilities from 3.2% to 2.6%, partly offset by higher UK assets and a decrease in the UK inflation rate from 3.0% to 2.9%. The Group continues to monitor and review the pension asset portfolios in response to the pandemic given the elevated uncertainty inherent for valuations particularly for the property asset class.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £1,069 million (31 December 2019: £1,011 million).

During the quarter, the Group issued an exchangeable bond giving the investors the right to exchange their notes into underlying shares in Theravance Biopharma, Inc. The par value of the exchangeable bond was $280 million and the net proceeds received were $300 million (£242 million).

Contingent consideration amounted to £5,830 million at 30 June 2020 (31 December 2019: £5,479 million), of which £5,436 million (31 December 2019: £5,103 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £349 million (31 December 2019: £339 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 30 June 2020, £768 million (31 December 2019: £730 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

H1 2020	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,103	5,479
Re-measurement through income statement	778	806
Cash payments: operating cash flows	(388)	(393)
Cash payments: investing activities	(57)	(62)

Contingent consideration at end of the period	5,436	5,830

H1 2019	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,937	6,286
Re-measurement through income statement	166	185
Cash payments: operating cash flows	(390)	(392)
Cash payments: investing activities	(49)	(51)

Contingent consideration at end of the period	5,664	6,028

Contingent liabilities
There were contingent liabilities at 30 June 2020 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 58.

Business acquisitions and disposals
On 1 April 2020, GSK completed its divestment of Horlicks and other Consumer Healthcare nutrition products in India and a number of other countries (excluding Bangladesh) to Unilever and the merger of GSK’s Indian listed Consumer Healthcare entity with Hindustan Unilever, an Indian listed public company. GSK received a 5.7% equity stake in Hindustan Unilever and approximately £395 million in cash.

The divestment in Bangladesh closed on 30 June 2020. Total cash consideration received was approximately £177 million. GSK disposed of its equity stake in Hindustan Unilever during May 2020.

The cash divested for the disposal of Horlicks and other Consumer Healthcare nutrition products in India and a number of other countries was approximately £478 million.

Financial instruments fair value disclosures
The following tables categorise the Group’s financial assets and liabilities held at fair value by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (Level 1). Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3. Other investments classified as Level 3 in the tables below comprise equity investments in unlisted entities with which the Group has entered into research collaborations and also investments in emerging life science companies.

At 30 June 2020	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value
Financial assets at fair value through other comprehensive income (FVTOCI):
Other investments designated at FVTOCI	1,266	-	848	2,114
Trade and other receivables	-	1,592	-	1,592
Financial assets mandatorily at fair value through profit or loss (FVTPL):
Other investments	-	-	60	60
Other non-current assets	-	756	43	799
Trade and other receivables	-	68	-	68
Held for trading derivatives that are not in a designated and effective hedging relationship	-	292	5	297
Cash and cash equivalents	5,344	-	-	5,344
Derivatives designated and effective as hedging instruments	-	129	-	129

	6,610	2,837	956	10,403

Financial liabilities at fair value
Financial liabilities mandatorily at fair value through profit or loss (FVTPL):
Contingent consideration liabilities	-	-	(5,830)	(5,830)
Held for trading derivatives that are not in a designated and effective hedging relationship	-	(93)	(24)	(117)
Derivatives designated and effective as hedging instruments.	-	(152)	-	(152)

	-	(245)	(5,854)	(6,099)

At 31 December 2019	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value
Financial assets at fair value through other comprehensive income (FVTOCI):
Other investments designated at FVTOCI	1,128	-	653	1,781
Trade and other receivables	-	1,665	-	1,665
Financial assets mandatorily measured at fair value through profit or loss (FVTPL):
Other investments	-	-	56	56
Other non-current assets	-	743	44	787
Trade and other receivables	-	44	-	44
Held for trading derivatives that are not in a designated and effective hedging relationship	-	353	4	357
Cash and cash equivalents	2,142	-	-	2,142
Derivatives designated and effective as hedging instruments	-	167	-	167

	3,270	2,972	757	6,999

At 31 December 2019	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial liabilities at fair value
Financial liabilities mandatorily at fair value through profit or loss (FVTPL):
Contingent consideration liabilities	-	-	(5,479)	(5,479)
Held for trading derivatives that are not in a designated and effective hedging relationship	-	(141)	-	(141)
Derivatives designated and effective as hedging instruments	-	(48)	-	(48)

	-	(189)	(5,479)	(5,668)

Movements in the six months to 30 June 2020 and the six months to 30 June 2019 for financial instruments measured using Level 3 valuation methods are presented below:

	Financial assets £m	Financial liabilities £m

At 1 January 2020	757	(5,479)
Gains/(losses) recognised in the income statement	6	(806)
Gains recognised in other comprehensive income	151	-
Additions	52	(24)
Disposals	(10)	-
Payments in the period	-	455

At 30 June 2020	956	(5,854)

At 1 January 2019	754	(6,286)
Gains/(losses) recognised in the income statement	(13)	(185)
Losses recognised in other comprehensive income	(40)	-
Additions	53	-
Disposals	(15)	-
Payments in the period	(42)	443
Transfers from Level 3	(37)	-
Exchange	7	-

At 30 June 2019	667	(6,028)

Net losses of £800 million (H1 2019: net losses of £198 million) reported in other operating income and net gains of £151 million (H1 2019: net losses of £43 million) reported in other comprehensive income were attributable to Level 3 financial instruments held at the end of the period.

Financial liabilities measured using Level 3 valuation methods at 30 June included £5,436 million of contingent consideration for the acquisition in 2012 of the former Shionogi-ViiV Healthcare joint venture and £349 million of contingent consideration for the acquisition of the Novartis Vaccines business in 2015. Contingent consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products, the achievement of certain milestone targets and movements in certain foreign currencies. The financial liabilities are measured at the present value of expected future cash flows, the most significant inputs to the valuation models being future sales forecasts, the discount rate, the Sterling/US Dollar exchange rate and the probability of success in achieving milestone targets.

The table below shows, on an indicative basis, the income statement and balance sheet sensitivity to reasonably possible changes in key inputs to the valuation of the largest contingent consideration liabilities.

	Shionogi- ViiV Healthcare	Novartis Vaccines
Increase/(decrease) in financial liability	£m	£m

10% increase in sales forecasts	545	68
10% decrease in sales forecasts	(544)	(68)
1% (100 basis points) increase in discount rate	(209)	(23)
1% (100 basis points) decrease in discount rate	224	27
5% increase in probability of milestone success		8
5% decrease in probability of milestone success		(8)
10 cent appreciation of US Dollar	350	(10)
10 cent depreciation of US Dollar	(297)	9
10 cent appreciation of Euro	125	30
10 cent depreciation of Euro	(103)	(25)

The Group transfers financial instruments between different levels in the fair value hierarchy when, as a result of an event or change in circumstances, the valuation methodology applied in determining their fair values alters in such a way that it meets the definition of a different level. There were no transfers between the Level 1 and Level 2 fair value measurement categories and no transfers to or from the Level 3 category in the period. Transfers from Level 3 in the six months to 30 June 2019 related to equity investments in companies which were listed on stock exchanges during that period.

The following methods and assumptions were used to measure the fair value of the significant financial instruments carried at fair value on the balance sheet:

●	Cash and cash equivalents carried at fair value – based on net asset value of the funds

●
Other investments – equity investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other equity investments determined by reference to the current market value of similar instruments, recent financing rounds or the discounted cash flows of the underlying net assets

●	Contingent consideration for business acquisitions and divestments – based on present values of expected future cash flows

●
Interest rate swaps, foreign exchange forward contracts, swaps and options – based on the present value of contractual cash flows or option valuation models using market-sourced data (exchange rates or interest rates) at the balance sheet date

●	Company-owned life insurance policies – based on cash surrender value

●	Trade receivables carried at fair value – based on invoiced amount.

There are no material differences between the carrying value of the Group's other financial assets and liabilities and their estimated fair values, with the exception of bonds, for which the carrying values and fair values are set out in the table below:

	30 June 2020		31 December 2019

	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Bonds in a designated hedging relationship	(9,728)	(9,982)	(8,636)	(9,085)
Other bonds	(17,718)	(22,365)	(15,582)	(19,048)

	(27,446)	(32,347)	(24,218)	(28,133)

The following methods and assumptions are used to estimate the fair values of financial assets and liabilities which are not measured at fair value on the balance sheet:

●	Liquid investments – approximates to the carrying amount

●	Cash and cash equivalents carried at amortised cost – approximates to the carrying amount

●	Short-term loans, overdrafts and commercial paper – approximates to the carrying amount because of the short maturity of these instruments

●
Long-term loans – based on quoted market prices (a Level 1 fair value measurement) in the case of European and US Medium Term Notes and other fixed rate borrowings; approximates to the carrying amount in the case of other fixed rate borrowings and floating rate bank loans

●	Receivables and payables, including put options, carried at amortised cost – approximates to the carrying amount

●	Lease obligations – approximates to the carrying amount.

Put option
Other payables in Current liabilities includes the present value of the expected redemption amount of the Pfizer put option over its non-controlling interest in ViiV Healthcare of £1,069 million. This reflects a number of assumptions around future sales and profit forecasts, multiples and forecast exchange rates. The forecast exchange rates used are consistent with market rates at 30 June 2020.

The table below shows on an indicative basis the income statement and balance sheet sensitivity to reasonably possible changes in the key inputs to the measurement of this liability.

Increase/(decrease) in financial liability	ViiV Healthcare put option £m

10% increase in sales forecasts	130
10% decrease in sales forecasts	(129)
1% (100 basis points) increase in discount rate	(46)
1% (100 basis points) decrease in discount rate	50

Reconciliation of cash flow to movements in net debt

	H1 2020 £m	H1 2019 £m

Net debt, as previously reported	(25,215)	(21,621)
Implementation of IFRS 16	-	(1,303)

Net debt at beginning of the period, as adjusted	(25,215)	(22,924)

Increase in cash and bank overdrafts	2,817	305
Net decrease/(increase) in short-term loans	3,018	(3,009)
Increase in long-term loans	(2,354)	(2,603)
Net repayment of obligations under lease liabilities	111	104
Debt of subsidiary undertakings acquired	-	(482)
Exchange adjustments	(1,769)	(86)
Other non-cash movements	(43)	(26)

Decrease/(increase) in net debt	1,780	(5,797)

Net debt at end of the period	(23,435)	(28,721)

Net debt analysis

	30 June 2020 £m	30 June 2019 £m	31 December 2019 £m

Liquid investments	87	84	79
Cash and cash equivalents	8,166	4,123	4,707
Cash and cash equivalents reported in assets held for sale	2	532	507
Short-term borrowings	(5,964)	(10,147)	(6,918)
Long-term borrowings	(25,726)	(23,313)	(23,590)

Net debt at end of the period	(23,435)	(28,721)	(25,215)

Free cash flow reconciliation

	Q2 2020 £m	H1 2020 £m	H1 2019 £m

Net cash inflow from operating activities	2,760	3,725	2,052
Purchase of property, plant and equipment	(223)	(420)	(501)
Proceeds from sale of property, plant and equipment	6	12	70
Purchase of intangible assets	(179)	(326)	(438)
Proceeds from disposals of intangible assets	523	636	12
Net finance costs	(372)	(450)	(413)
Dividends from joint ventures and associates	-	14	-
Contingent consideration paid (reported in investing activities)	(33)	(62)	(51)
Distributions to non-controlling interests	(533)	(652)	(196)
Contributions from non-controlling interests	-	3	-

Free cash flow	1,949	2,480	535

Principal risks and uncertainties
The principal risks and uncertainties affecting the Group are those described under the headings below. These are detailed in the ‘Principal risks and uncertainties’ section of the Annual Report 2019.

Patient safety	Failure to appropriately collect, review, follow up, or report human safety information, including adverse events from all potential sources, and to act on any relevant findings in a timely manner.

Product quality
Failure by GSK, its contractors or suppliers to ensure appropriate controls and governance of quality in product development; compliance with good manufacturing practice or good distribution practice regulations in commercial, clinical trials, manufacturing and distribution activities; compliance with the terms of GSK product licences and supporting regulatory activities.

Financial controls and reporting
Failure to comply with current tax laws or incurring significant losses due to treasury activities; failure to report accurate financial information in compliance with accounting standards and applicable legislation.

Anti-bribery and corruption
The risk comprises five sub-risk areas: bribery of public officials by GSK; bribery of commercial and other non-public entities by GSK; bribery by third parties acting on behalf of GSK; GSK employees receiving and/or requesting bribes and/or other undue personal benefit; other corruption-non-compliance with laws and regulations related to money laundering or facilitation of tax evasion by third parties/clients/partners.

Commercial practices
Failure to engage in commercial activities that are consistent with the letter and spirit of the law, industry or the Group’s requirements relating to marketing and communications about our medicines and associated therapeutic areas; appropriate interactions with healthcare professionals and patients, and legitimate and transparent transfer of value.

Privacy	Failure to collect, secure, use and destroy personal information in accordance with applicable data privacy laws.

Research practices
Failure to adequately conduct ethical and sound pre-clinical and clinical research. In addition, failure to engage in scientific activities that are consistent with the letter and spirit of the law, industry, or the Group’s requirements. It comprises the following sub-risks: non-clinical and laboratory research; human subject research; data integrity; care, welfare and treatment of animals; human biological samples management; data disclosure; regulatory filings and engagement; scientific engagement and intellectual property.

Third party oversight risk
The risk that our third parties fail to meet their contractual, regulatory or ethical obligations resulting in significant operational, reputational, legal and financial risk for GSK, and in some cases our employees directly.

Environment, health & safety and sustainability (EHSS)
Failure in management of: execution of hazardous activities; GSK’s physical assets and infrastructure; handling and processing of hazardous chemicals and biological agents; control of releases of substances harmful to the environment in both the short and long term, leading to incidents which could disrupt our R&D and supply activities’ harm employees, harm the communities we operate in and harm the environment and its longer-term sustainability.

Information security
The risk that unauthorised disclosure, theft, unavailability or corruption of GSK’s information or key information systems may lead to harm to our patients, workforce and customers, disruption to our business and/or loss of commercial or strategic advantage, damage to our reputation or regulatory sanction.

Supply continuity	Failure to deliver a continuous supply of compliant finished product; inability to respond effectively to a crisis incident in a timely manner to recover and sustain critical operations.

COVID-19 pandemic
The potential impact of the COVID-19 pandemic on GSK’s trading performance and all our Principal risks has been assessed with mitigation plans put in place. Up to the date of this report, the pandemic, has as anticipated, impacted the Group performance during the first half of 2020 primarily in demand for Vaccines as a result of containment measures impacting customers’ ability and willingness to access vaccination services across all regions. We continue to monitor the situation closely, as this is clearly a very dynamic and uncertain situation, with the ultimate severity, duration and impact unknown at this point including the potential impacts on trading results, our clinical trials, our supply continuity and our employees. The situation could change at any time and there can be no assurance that COVID-19 will not have a material adverse impact on the future results of the Group.

Reporting definitions

Total and Adjusted results
Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 10 and other non-IFRS measures are defined below.

Free cash flow
Free cash flow is defined as the net cash inflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow is set out on page 66.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings.

Working capital
Working capital represents inventory and trade receivables less trade payables.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Pro-forma growth
The acquisition of the Pfizer consumer healthcare business completed on 31 July 2019 and so GSK’s reported results for Q2 2020 include three months of results of the former Pfizer consumer healthcare business from 1 April 2020.

The Group has presented pro-forma growth rates at CER for turnover, Adjusted operating profit and operating profit by business taking account of this transaction. Pro-forma growth rates at CER for the quarter are calculated comparing reported results for Q2 2020, calculated applying the exchange rates used in the comparative period, with the results for Q2 2019 adjusted to include the equivalent three months of results of the former Pfizer consumer healthcare business during Q2 2019, as consolidated (in US$) and included in Pfizer’s US GAAP results. Similarly, pro-forma growth rates at CER for the six months to 30 June 2020 are calculated comparing reported results for the six months to 30 June 2020, calculated applying the exchange rates used in the comparative period, with the results for the six months to 30 June 2019, adjusted to include the equivalent six months of results of the former Pfizer consumer healthcare business, as consolidated (in US$) and included in Pfizer’s US GAAP results.

Brand names and partner acknowledgements Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Outlook, assumptions and cautionary statements

2020 guidance
While we are maintaining our 2020 Adjusted EPS guidance, there remain notable risks to business performance over the balance of the year. In particular, the outcome is dependent on the timing of a recovery in vaccination rates, particularly in the US, which we anticipate in the third quarter. If we were to experience a delay in this recovery we could see a significant impact in 2020. In the case of, for example, a three month delay, the impact on adjusted EPS would be up to 5 percentage points.

2016-2020 outlook
In May 2015, GSK announced that it expected Group sales to grow at CER at a low-to-mid single digits percentage CAGR and Adjusted EPS to grow at CER at a mid-to-high single digit percentage CAGR for the period 2016-2020. On 3 December 2018, GSK announced that it continued to expect to deliver on its previously published Group outlooks to 2020, but, following the acquisition of Tesaro, expected Adjusted EPS growth at CER for the period 2016-2020 to be at the bottom end of the mid-to-high single digit percentage CAGR range. These outlooks are based on 2015 exchange rates.

Assumptions related to 2020 guidance and 2016-2020 outlook
In outlining the expectations for 2020 and the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to the end of 2020, GSK expects further declines in sales of Seretide/Advair. The introduction of a generic alternative to Advair in the US has been factored into the Group’s assessment of its future performance. The Group assumes no premature loss of exclusivity for other key products over the period.

The assumptions for the Group’s revenue, earnings and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, except for the acquisition of Tesaro, the divestment of Horlicks and other Consumer Healthcare products to Unilever and the formation of a new Consumer Healthcare Joint Venture with Pfizer, all announced in December 2018, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made), no share repurchases by the Company, and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assumed no material changes in the macro-economic and healthcare environment over the period. The 2020 guidance and 2016-2020 outlook have factored in all divestments and product exits since 2015, including the divestment and exit of more than 130 non-core tail brands (£0.5 billion in annual sales) as announced on 26 July 2017 and the product divestments planned in connection with the formation of the Consumer Healthcare Joint Venture with Pfizer.

The Group’s expectations assume successful delivery of the Group’s integration and restructuring plans over the period 2016-2020, including the extension and enhancement to the combined programme announced on 26 July 2017, the new Major restructuring plan announced on 25 July 2018, the Consumer Healthcare Joint Venture integration programme and the new Separation Preparation programme. They also assume that the integration and investment programmes following the Tesaro acquisition and the Consumer Healthcare Joint Venture with Pfizer over this period are delivered successfully. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The expectations are given on a constant currency basis (2016-2020 outlook at 2015 CER).

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions. However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic and ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2019 and any impacts of the COVID-19 pandemic. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Cautionary statement regarding pro-forma growth rates
The pro-forma growth rates at CER in this Results Announcement have been provided to illustrate the position in Q2 2020 relative to the position in Q2 2019 as if, for the purposes of the Q2 2019 results, the acquisition of the Pfizer consumer healthcare business had taken place as at 31 July 2018 and that, accordingly, three months of results of the former Pfizer consumer healthcare business were included in Q2 2019. Similarly, pro-forma growth rates have been provided to illustrate the position for the six months to 30 June 2020 relative to the position for the six months to 30 June 2019 as if, for the purposes of the six months to 30 June 2019 results, the acquisition of the Pfizer consumer healthcare business had taken place as at 31 July 2018 and that, accordingly, six months of results of the former Pfizer consumer healthcare business were included in the six months to 30 June 2019. The results of the former Pfizer consumer healthcare business included for Q2 2019 and the six months to 30 June 2019 are as consolidated (in US$) and included in Pfizer’s US GAAP results. The results for Q2 2020 and the six months to 30 June 2020 used to calculate the pro-forma growth rates are as reported at CER.

The pro-forma growth rates have been provided for illustrative purposes only and, by their nature, address a hypothetical situation and therefore do not represent the Group’s actual growth rates. The pro-forma growth rates do not purport to represent what the Group’s results of operations actually would have been if the Pfizer acquisition had been completed on the date indicated, nor do they purport to represent the results of operations at any future date. In addition, the pro-forma growth rates do not reflect the effect of anticipated synergies and efficiencies or accounting and reporting differences associated with the acquisition of the Pfizer consumer healthcare business.

Directors’ responsibility statement

The Board of Directors approved this Half-yearly Financial Report on 29 July 2020.

The Directors confirm that to the best of their knowledge the unaudited condensed financial information has been prepared in accordance with IAS 34 as adopted by the European Union and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

After making enquiries, the Directors considered it appropriate to adopt the going concern basis in preparing this Half-yearly Financial Report.

The Directors of GlaxoSmithKline plc are as follows:

Sir Jonathan Symonds	Non-Executive Chairman, Nominations & Corporate Governance Committee Chair
Emma Walmsley	Chief Executive Officer (Executive Director)
Iain Mackay	Chief Financial Officer (Executive Director)
Hal Barron	Chief Scientific Officer and President, R&D (Executive Director)
Vindi Banga	Senior Independent Non-Executive Director
Charles Bancroft	Independent Non-Executive Director
Vivienne Cox	Independent Non-Executive Director
Lynn Elsenhans	Independent Non-Executive Director, Corporate Responsibility Committee Chair
Laurie Glimcher	Independent Non-Executive Director
Jesse Goodman	Independent Non-Executive Director, Science Committee Chair
Judy Lewent	Independent Non-Executive Director, Audit & Risk Committee Chair
Urs Rohner	Independent Non-Executive Director, Remuneration Committee Chair

By order of the Board
Emma Walmsley Chief Executive Officer 29 July 2020	Iain Mackay Chief Financial Officer

Independent review report to GlaxoSmithKline plc

We have been engaged by GlaxoSmithKline plc (“the company”) to review the condensed financial information (the “interim financial statements”) in the Results Announcement of the company for the three and six months ended 30 June 2020.

What we have reviewed
The interim financial statements comprises:
●	the income statement and statement of comprehensive income for the three and six month periods ended 30 June 2020 on pages 46 to 48;
●	the balance sheet as at 30 June 2020 on page 53;
●	the statement of changes in equity for the six month period then ended on page 54;
●	the cash flow statement for the six month period then ended on page 55; and
●	the accounting policies and basis of preparation and the explanatory notes to the interim financial statements on pages 49 to 52 and 56 to 64.

We have read the other information contained in the Results Announcement, including the non-IFRS measures contained on pages 49 to 52 and 56 to 65, and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities
The Results Announcement of the company, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement of the company in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the company are prepared in accordance with IFRSs as adopted by the European Union. The interim financial statements included in this Results Announcement have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as adopted by the European Union.

Our responsibility
Our responsibility is to express to the company a conclusion on the interim financial statements in the Results Announcement based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements in the Results Announcement for the three and six months ended 30 June 2020 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Deloitte LLP
Statutory Auditor
London, United Kingdom
29 July 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: July 29, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc